The McGraw-Hill Companies



Annual Report 2001

The McGraw-Hill Companies


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2002
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JANUARY 23, 2002

Table of Contents

2 Financial Highlights
3 To Our Shareholders
6 Business Review–*Always Open*
18 The McGraw-Hill Companies At a Glance
21 Financial Review
57 Directors and Principal Executives

# always growing

Capital, to enhance growth. Knowledge, to enable personal and professional development. Transparency, to ensure effective decision making. Our businesses are leaders serving vital needs in growing markets.

We help children and people of all ages to learn and reach their potential. We enable access to capital, which promotes global economic growth. We provide the insight and analysis that allow professionals to make effective decisions.

The McGraw-Hill Companies plays an essential role in the lives of countless individuals around the world. For more than 100 years that has been our mission. It's why we continue to grow and why our prospects remain bright.



Shareholder Return
Five-Year Cumulative Total Return
(12/31/96-12/31/01)
MHP
S&P 500
Peer Group
$290
$192
$166
$100
96
97
98
99
00
01




Operating Revenue
(dollars in millions)
$4,645
$4,281
$3,992
$3,725
$3,531
97
98
99
00
01




Year-end Share Price
(dollars)
$61.63
$60.98
$58.63
$50.94
$37.00
97
98
99
00
01




Dividends Per Share
(dollars)
$0.98
$0.94
$0.86
$0.78
$0.72
97
98
99
00
01


# financial highlights

| (dollars in millions, except per share data) | 2001 | 2000 | % Change |
|---|---|---|---|
| Operating revenue | $4,645.5 | $4,281.0 | 8.5 |
| Net income: | | | |
| Before cumulative change in accounting | 377.0 | 471.9 | (20.1) |
| As reported | 377.0 | 403.8 | (6.6) |
| Diluted earnings per share | | | |
| Before cumulative change in accounting | 1.92 | 2.41 | (20.3) |
| As reported | 1.92 | 2.06 | (6.8) |
| Dividends per share of common stock – | | | |
| $.245 per quarter in 2001 and $.235 in 2000 | 0.98 | 0.94 | 4.3 |
| Total assets | $5,161.2 | $4,931.4 | 4.7 |
| Capital expenditures | 411.4 | 347.7 | 18.3 |
| Total debt | 1,056.5 | 1,045.4 | 1.1 |
| Shareholders' equity | 1,853.9 | 1,761.0 | 5.3 |

## To Our Shareholders:

# Two years ago, at the height of the Internet revolution and the stock market boom, we asked in our annual report: *what matters?* At that time, it seemed many of the fundamentals that supported our nation's business and economic foundation were being discounted, or worse, dismissed. Financial performance often took a backseat to financial promise, and notions of trust, teamwork and integrity seemed old-fashioned.

**Fast forward to 2001. It was a year to remember,** and it was a year that profoundly demonstrated the enduring relevance and strength of our mission and vision.

The economy in 2001 was more unsettled than at any time in the past decade. The U.S. officially entered recession in March, key global markets such as Japan and Argentina experienced enormous turmoil, and the dot-com bubble officially burst as countless e-companies folded.

As difficult as this environment was, the defining moment for the year and perhaps for our generation was the terrorist attacks on the United States. The attacks struck at the heart of all Americans and all civilized people.

**But something special also happened in 2001.** On and after September 11th, our nation and the global community came together in a remarkable fashion. So too did our employees and our Company. Our collective response enabled us to fulfill our standing as a leading global corporation providing benchmark information that leads and guides markets.

*BusinessWeek* published its first issue covering the attacks in essentially 24 hours. Standard & Poor's and Platts helped keep financial and energy markets informed and working. And *Aviation Week* experts provided continuous insight into civilian and military issues. Our philanthropic response was also terrific – employees gave generously and selflessly. **In short, we were always there.**

As shocking and painful as the attacks were, we recognized our responsibility to move forward – for our customers, our shareholders and the many communities we serve. And move forward we did – in a very challenging environment.

### Always Growing

***We continued our record of consistent growth.*** Our share price increased for the year and outperformed the S&P 500, continuing a long-term trend. Since 1995, our total return to shareholders has averaged 21.2% annually, exceeding the performance of both the S&P 500 (+12.7%) and our proxy peer group companies (+15.4%).

We were pleased that in a difficult marketplace, 2001 was our tenth successive year reporting increases in revenue and earnings. Before the effect of one-time items:

- **Revenue from continuing operations rose 8.5% to an all-time high of $4.6 billion.**
- **Earnings per share increased to $2.45, compared with $2.36 in 2000.**
- **Normalized free cash flow grew by 25%, to $345 million.**

For the twenty-ninth consecutive year, our Board of Directors affirmed its commitment to shareholders by approving a dividend increase of 4.1% in January 2002. The new annual rate of $1.02 per share represents a 10.5% compound annual growth rate in our common share dividend since 1974.



Harold McGraw III
Chairman, President and CEO

# There are compelling trends that suggest our growth prospects remain bright well into the future.

**Always Leading**

**We approach the future with a strong purpose and clear direction.** We have aligned ourselves around powerful and enduring global forces essential to economic growth worldwide:

- **The need for knowledge;**
- **The need for capital; and**
- **The need for transparency.**

We have not only aligned ourselves around these needs – we have also built strong franchises that hold leading positions in meeting them. That's why Standard & Poor's is the world's largest rating agency... why McGraw-Hill Education is the largest educational publisher in the United States... and why *BusinessWeek* is the most widely read business publication in the world.

**We have transformed our financial services, education, and information and media services segments** over the past decade. We have expanded capabilities in higher-growth areas through acquisitions and partnerships and by leveraging talent and technology. We have significantly diversified our revenue sources.

At the same time, we continue to review operations that hold less promise for growth. In late 2001 we implemented a targeted restructuring program that resulted in asset write-downs and the painful decision to reduce staff in selected units. Consequently, the Corporation can direct resources toward key growth areas and improve operating efficiencies in 2002 and beyond.

**Standard & Poor's continues to benefit from strong global** trends of disintermediation, globalization, privatization and securitization, which are driving the growth of the global capital markets and show no signs of abating.

Our Credit Market Services unit now derives 30% of its revenue from non-U.S. sources – up from about 20% a decade ago. New ratings opportunities created by the introduction of the euro and the growing integration of European markets will propel additional growth. We also continue to expand in key markets. In 2001, we added the thirty-first link to our international network by agreeing to acquire EA-Ratings, the only independent ratings agency in Russia.

Our Index Services business is also achieving strong growth. Today, S&P has 106 real-time benchmark indexes in equity markets around the world, in addition to 13 in the United States. During 2001, Exchange-Traded Funds (ETFs) based on Standard & Poor's indexes increased to 44, as new funds were launched in Australia, Japan and the U.S. We earn a fee on these ETFs based on assets under management, which increased 27% to more than $48 billion last year. A new partnership we formed with Credit Lyonnais to launch ETFs in Europe should fuel continued growth.

We are continuing our successful strategy to diversify Standard & Poor's revenue base. In 2001, we added a significant new capability by acquiring Pricewaterhouse-Coopers' Corporate Value Consulting (CVC) unit. CVC provides consulting, analytical and financial valuation services to many of the world's largest companies.

**McGraw-Hill Education is exceptionally well positioned** to meet the growing needs of learners from pre-K through career. The opportunities for educational publishers have never been stronger due to the enormous focus on education at every level of government and in most parts of the world.

For the past decade we have developed the size and scale required to provide the full range of materials students need and teachers value. As a result, we have the broadest and deepest range of educational products in the K-12 market – and we are leaders in a growing number of areas.

Our position as the leading U.S. testing and supplementary materials publisher will lessen our reliance on uneven revenue streams associated with the education adoption cycle. For example, testing and supplementary products can be purchased by states at any time, and account for 40% of our total elementary and high school sales – and they represent strong growth opportunities for the future. Last year's landmark education reform bill provides substantial additional funding for reading, testing, teacher training and technology – all strengths for McGraw-Hill Education.

Our confidence in the future of our education business is also supported by the performance of our Higher Education unit, which generated double-digit growth during 2001 – significantly above the industry growth rate. Higher Education is now the largest business within this segment; the strength of our digital solutions and technology-based offerings will continue to propel it forward.

***BusinessWeek*, Platts, McGraw-Hill Construction, *Aviation Week*, and our television stations continue strengthening and sharpening** their ability to meet customers' growing demand for information and business solutions.

Revenue and profits in these businesses were impacted by the slowdown in advertising spending last year, but stringent cost controls and a heightened focus on key capabilities will enable them to emerge strongly when the economy rebounds.

The unmatched editorial quality and reach of these brands has allowed them to continue building their circulation and audience, regardless of market conditions. The reason is clear: Each is a leading source of information, intelligence and business solutions for its customers, and each is deepening its use of technology to deliver highly effective products and services.

The powerful *BusinessWeek* franchise is reaching new audiences through a weekly national TV show launched last year. Platts, the world's largest and most authoritative provider of energy market information, significantly enhanced its leadership position and capabilities through the acquisition of FT Energy. And in construction, we expanded the capabilities of our industry-leading Web portal, *Construction.com*, to make it more effective in helping customers develop, manage and transact business.

We're also looking forward to better results in our Broadcasting Group, which should benefit from sound cost controls, investments in new technology and an anticipated increase in political advertising in 2002.

### Always There

**We approach the future with a focused strategy and positive outlook.** We have successfully aligned our businesses around growing, dynamic markets. And our performance in recent years demonstrates our ability to manage these businesses and achieve positive results, even under adverse market conditions.

Ultimately, our success rests upon the impact we make on people. We make those impacts every day thanks to an extraordinarily gifted and dedicated team. I want to thank our Board of Directors for its guidance, support and commitment. They continue to meet the highest standards of shareholder responsibility.

I would also like to thank our 17,000 men and women around the globe, whose enthusiasm, energy and commitment are the foundation of our success, and whose unwavering dedication was extraordinarily evident in this most challenging year.

But there's another reason for our optimism. It's in the vital, positive and enabling role that The McGraw-Hill Companies plays in the lives of countless individuals around the world.

**We have a mission that makes us proud...** that gives special purpose to our work. It is one that has been shaped by generations, and it is one that we will strive to enhance **– always.**

Thank you for your continued support.

Sincerely,



**Harold McGraw III**
**Chairman, President and CEO**
**February 15, 2002**



# always open

**Prozrachnost': In Russian, it means transparency, or openness. And in the common language of the global economy, transparency is absolutely essential for effective decision making.**

That's why **Standard & Poor's** continues to achieve significant growth in the global financial services marketplace; the scope, depth and quality of its information, insight and analysis help governments, businesses and individuals participate in capital markets the world over.

During 2001, Standard & Poor's leadership in facilitating access to capital took a number of important steps forward. Standard & Poor's added to its global capabilities by agreeing to purchase a majority stake in Moscow-based EA-Ratings, the first independent Russian credit ratings firm. The acquisition further enhances the size and scale of the world's largest credit ratings network, which now has more than 1,000 professionals in 18 countries.

Standard & Poor's also continued to lead the way in providing a broad and growing range of nontraditional ratings products that promote higher standards of transparency and foster informed financial decisions. For example, Standard & Poor's Corporate Governance Services helps investors evaluate the governance standards of companies



around the world. Ratings Evaluation Service allows companies and governments to assess the credit ramifications of potential changes in their strategic and capital planning processes. Bank Loan Ratings, Issuer Credit Ratings and Infrastructure Ratings are other important nontraditional products that provide the global financial community with objective and actionable financial information.

The financial markets are not the only beneficiaries of the ratings and analysis we provide; so too are the education and energy businesses. Leveraging its reputation for objectivity, Standard & Poor's introduced School Evaluation Services (SES) during 2001. SES evaluates how effectively states and localities are spending their public educational resources. The service is off to a strong start: analyses of two states' school districts – Michigan and Pennsylvania – were completed during the year, and expansion to additional states is expected in 2002.

In the global energy markets, **Platts** provides the transparency that facilitates more than $10 billion of trading every day by producing news, analysis and nearly 7,000 daily price assessments. Platts' capabilities were further enhanced in 2001 with the acquisition of FT Energy, which adds sophisticated database and mapping tools, additional research coverage and consulting capabilities.



**A child, a teen, a young adult. A parent, an executive, an entrepreneur. Different aspirations and ambitions, but all dreaming of a better future by growing, developing and realizing their potential.**

It's a mission that we share: We help people realize their dreams and fulfill their potential. It's why McGraw-Hill Education is a leading publisher for the pre-K to 12th grade market in the United States and for the higher education and professional markets around the world.

New initiatives in 2001 by McGraw-Hill Education show our mission at work. The McGraw-Hill Learning Network is a pre-K to 12th grade online service that uses the power of the Internet to enable unprecedented collaboration among teachers, parents and students. It's supported by a newly launched digital learning unit that will bring additional Web-based instructional material to schools. Another recently created service addresses the growing demand for teacher training by offering on-site and online programs and by integrating the use of technology in the classroom. More than 1.5 million first-time teachers will enter classrooms in the next five years.

Another way we're helping people reach their potential is by providing the tools that people around the world need to build a secure financial future.


always dreaming

**Standard & Poor's** Investment Services provides the independent insight, analysis and benchmark information that enables individual and institutional investors to make informed financial decisions. In 2001, the unit expanded its global corporate research coverage: Investors can now access the latest investment research and recommendations on more than 1,700 companies in the U.S., Europe and Asia, as well as information on 7,500 additional companies.

And we're helping individuals reach their financial goals through a broad range of investment vehicles tied to our benchmark indexes. For example, Standard & Poor's Investment Services pioneered the development of Exchange-Traded Funds (ETF), a single security that tracks the performance of an equity index but can be bought and sold like a stock. Today, ETFs are a fast-growing source of revenue for Standard & Poor's, which earns a fee based on the amount of assets under management. At year-end, assets under management in U.S. ETFs totaled about $83 billion, up from $66 billion in 2000. The percentage of those assets based on Standard & Poor's indexes rose to 55%. Globally, nearly half of the $103 billion invested in ETFs is based on our indexes, including ETFs introduced during 2001 in Australia, Japan and Europe.


always fresh

**New solutions to old problems. Novel insights into emerging opportunities.** *BusinessWeek*, Platts, McGraw-Hill Construction, *Aviation Week & Space Technology* all took new approaches in 2001 by providing fresh perspectives, leveraging strengths, delivering solutions and expanding their reach.

*BusinessWeek*'s ability to help people make better, more informed decisions by providing current news and fresh insight has made it the world's most widely read business publication. In 2001, circulation rose in North America as well as for editions that serve Europe and Asia. About 40% of the editorial content in the European and Asian editions is now region specific – delivering extra value to readers in those markets. And with its original content – approximately 2,000 stories per year are written solely for it – *BusinessWeek Online* attracts some 1.2 million unique visitors per month.

During 2001, *BusinessWeek* took another important step to expand its global franchise and extend its reach.
It launched a weekly television program covering personal finance and business on more than 150 stations, including the Corporation's four ABC-affiliate television stations.



Our other leading Business-to-Business brands – in energy, construction and aviation – continue to enrich their offerings and provide not just information, but also solutions. McGraw-Hill Construction's Dodge *e.leads* offers an online capability for small contractors to uncover, track and bid on local construction jobs more quickly and easily. Identifying an emerging need within the aviation and aerospace industry, *Aviation Week* launched a Homeland Security & Defense initiative with a major conference in Washington, D.C., followed by the debut of a weekly print and electronic business intelligence service. Platts launched Platts *Forward Curve*, the first service based on actual market activity to provide independent, real-time data and commentary to global energy professionals on the futures and swaps markets.

In the education market, *PowerWeb* allows college professors to link instruction in business, economics, and the sciences to current events – real-time learning. And a new science program from Macmillan/McGraw-Hill illustrates the fresh approach we bring to elementary school teachers and students. The program, which includes information from *National Geographic*, is based on the latest research into students' learning needs and is designed to improve reading skills while providing science information. The new offering is an important part of our growth strategy in elementary education.



**Parents and taxpayers demand it. Children need it. Teachers help provide it.** With U.S. school enrollments and educational funding at record levels, the focus on accountability – achieving measurable results for all students in all school systems – is growing.

The consensus behind increased accountability was demonstrated by passage of the No Child Left Behind Act of 2001, which seeks demonstrable educational improvement and authorizes up to $26.5 billion in spending over six years for testing, reading, math, science, professional development and other programs. With the broadest and deepest range of products in the industry, **McGraw-Hill Education** is clearly well positioned to meet these educational needs in a variety of ways.

At the elementary school level, SRA/McGraw-Hill's *Open Court Reading* program continues to win praise and new customers with its proven success in improving reading performance. So too do two products from Wright Group/ McGraw-Hill. *Breakthrough to Literacy*, a research-based offering in which elementary students learn to read using print materials and interactive tools, has been adopted by more than 1,000 schools in 30 states; and *Doors to Discovery*, the newly launched literacy and math program, helps build a foundation for learning among three- and four-year-olds – an emerging market with 10 to 12 million students.


always focused

ALEKS® (Assessment and Learning in Knowledge Spaces), the revolutionary online math tutor, accurately evaluates student performance, identifies areas that need improvement and provides one-on-one tutoring to close performance gaps. In 2001, following success in the higher education market, ALEKS® was adapted for the K through 12 market. With the national focus on accountability, ALEKS® fills a need for personalized math instruction.

The focus on accountability is also driving demand in all grades for the testing services pioneered by CTB/McGraw-Hill, which celebrated its 75th anniversary in 2001. CTB/McGraw-Hill is the leading full-service testing company, currently responsible for 22 state assessment programs. *InView*, a product for grades 2 through 12, is the unit's newest cognitive assessment product; it evaluates those reasoning abilities most directly related to a student's academic success and assists in more effectively guiding future instruction.

In higher education, *GradeSummit*, launched in 2001, is a revolutionary online tool that helps college students assess their learning needs so that they can optimize their study time and ultimately achieve better grades.



**The physician in Frankfurt. The student in Singapore. The builder in Boston. The mutual fund manager in Milan.** In today's global market, people across a broad range of industries and professions need essential information to function effectively.

And that's exactly what we provide to our customers – information, insight and analysis that's always on and always available to them. Virtually all of the material we publish is now available in digital format and online, which allows our customers to get information when they want it, wherever they need it, in the format that suits them best. Through technology and our growing geographic reach, we offer our customers the benefits of a truly global network.

In 2001, McGraw-Hill Education's professional publishing unit launched *Accessmedicine.com*, which builds on the Company's recent successes in developing information portals that effectively leverage our brands, editorial content and leadership positions to ensure that our customers are always connected. The service provides subscription-based, anytime online access to authoritative and current medical data for physicians, students and health professionals. The foundation for this new healthcare portal is the online version of *Harrison's Principles of Internal Medicine.* Additional titles, such as *Hurst's The Heart* and the Lange medical text series, are being added. Subscribers also benefit


always on

from a unique collaboration with the interactive edition of *The New England Journal of Medicine*, which further enhances the articles, databases and reference materials available for easy access.

Since its inception in 1998, *Construction.com* has become the most comprehensive and heavily trafficked Web portal for the $1.7 trillion U.S. construction industry, with more than 41 million page views annually. In 2001, the site's offerings were reorganized to mirror the timeline and logistics of a construction project – making it easier to use. An alliance formed in 2001 with the National Association of Home Builders extends the portal's reach to the association's 200,000 members.

In the financial services arena, we are constantly looking to serve customers better by more effectively using technology to enable 24/7 access to **Standard & Poor's** products and services. Through a partnership formed in 2001 with Motorola and AsiaMobilenet, Standard & Poor's helped launch Asia's first mobile financial services offering, which allows institutional and individual customers to access Standard & Poor's data, analysis and commentary from their cellular phones. And at our four television stations, new computerized technology has significantly lowered our production costs, freeing funds to invest in local programming that serves viewers' needs.


always building

**New ways to raise capital and to manage risk. New ways to find opportunities, enter markets and develop products and services. New ways to build and grow.**

Across each of our core markets – financial services, education and business information – our customers are looking to build on their successes and to create new opportunities. And we're building our capabilities to support them better.

Corporations and financial institutions increasingly need independent financial valuation services as a result of new regulations. Leveraging its reputation for integrity and its core competencies in financial analysis, Standard & Poor's added a significant new capability by acquiring Corporate Value Consulting (CVC), which serves a growing corporate market for valuation analysis. By acquiring CVC, Standard & Poor's created an important new business group to add to its Credit Market Services and Investment Services units.

Risk management is another critical issue facing companies and financial institutions. Standard & Poor's Credit Market Services launched Risk Solutions during 2001 to provide integrated risk management tools, models, software, consulting services and training.



Investors and issuers in the $1.3 trillion U.S. commercial real estate debt market increasingly require sophisticated, credit-driven, portfolio management tools. To further build the leadership of Standard & Poor's in the fast-growing structured finance ratings business, we acquired Charter Research, which provides analytical and pricing software that enhances risk management practices and liquidity for commercial mortgage portfolios.

Capabilities were added and strengthened at **McGraw-Hill Education**, where our goal is to increase the size and scale of our U.S. business and leverage our content and tools globally. During the year, McGraw-Hill Education acquired Mayfield Publishing, which expands our higher education offerings in the growing humanities and social sciences markets. We also acquired Frank Schaffer Publications, which adds teacher support and other supplementary educational materials that lessen our dependence on the textbook adoption cycle.




CTB
McGraw-Hill


e-Builder
construction.com

# always there

The markets we serve in financial services, education, and information and media services are always moving, propelled by globalization, the transfer of knowledge across borders and the spread of new technologies.


platts
Global Energy


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## McGraw-Hill Financial Services

**Standard & Poor's** provides highly valued investment data, analysis and opinions to financial decision makers. It sets the standard for the global investment community through its three business units:

**Credit Market Services** provides ratings services for a wide array of credit obligations, including corporate and municipal bonds, asset and mortgage-backed securities, foreign governments, and bank loans. It has broadened its franchise to include risk management and credit performance evaluation services.

**Investment Services** provides institutional and retail investors with a wide range of investment information, analysis and opinions in equities, fixed income, foreign exchange and mutual fund markets. Offers comprehensive market data, news, financial commentary, advice and evaluations on equities and other asset classes.

**Corporate Value Consulting** is the U.S. market leader in providing valuation and value analysis for financial reporting, tax, business combinations, corporate restructuring, capital allocation and capital structure purposes.

*www.standardandpoors.com*

## McGraw-Hill Education

**McGraw-Hill Education** is a global leader in education and professional information. The Corporation has built its education division into a powerhouse covering virtually every aspect of the market from pre-K through professional learning. It has two core units:

**School Education Group** covers early childhood, primary and secondary school students. It creates educational materials that can be used at home or at school in any media. Leading brands include SRA/McGraw-Hill, Macmillan/McGraw-Hill, Glencoe/McGraw-Hill and Wright Group/McGraw-Hill. The group also features the CTB/McGraw-Hill testing business and a teacher training unit.

**Higher Education, Professional, and International Group** – Higher Education is the leading technological innovator in the field, offering e-books, online tutoring, customized course Web sites, and subscription services as well as traditional materials. Professional focuses on professional, reference and trade publishing for medical, business, engineering and other professionals. International operations cover markets worldwide with locally developed and produced products as well as English-language materials.

*www.mheducation.com*

## McGraw-Hill Information and Media Services

These businesses provide information, business intelligence and solutions to global professionals through some of the most popular industry Web portals.

***Aviation Week*** is the largest multimedia information provider to the aviation and aerospace industry. It offers real-time news, professional information and e-business features. *www.aviationnow.com*

**Broadcast** television (ABC affiliates) in Bakersfield, CA, (KERO); Denver, CO, (KMGH); Indianapolis, IN, (WRTV); and San Diego, CA, (KGTV).

***BusinessWeek*** is the No. 1 global business magazine. The franchise includes *Business Week Online*, conferences and events, and *Business Week TV*. *www.businessweek.com*

**Healthcare Information** provides clinical and business intelligence and marketing services to healthcare providers, payers, managers, and patients. *www.mcgraw-hill.com/healthcare*

**McGraw-Hill Construction** offers the construction industry's leading brands, such as Dodge, Sweets, *Engineering News-Record*, *Architectural Record* and *Design-Build*. *www.construction.com*

**Platts** is the world's largest provider of energy information and marketing services. It covers the oil, petrochemical, natural gas, electricity, nuclear power, coal and metals markets. *www.platts.com*



# always involved



This budding artist (above) was part of a program in California supported by CTB/McGraw-Hill that assists schools with art education for students and with training for teachers.

The prestigious Harold W. McGraw, Jr. Prize in Education is given annually to individuals who have shown an extraordinary commitment to the improvement of education. In 2001, the thirteenth year of the awards, the Board of Judges recognized three individuals who have helped raise achievement among underserved students.

Chairman, President and Chief Executive Officer Harold McGraw III (standing, right) and Chairman Emeritus Harold W. McGraw, Jr. (seated) are joined by the 2001 winners, clockwise from lower left: Mary Catherine Swanson, founder of the secondary school program AVID (Advancement Via Individual Determination); Dr. Carl Cohn, Superintendent of the Long Beach Unified School District; and Dr. Freeman Hrabowski, President of the University of Maryland, Baltimore County.

**Helping people reach their potential: It's the longstanding commitment we've made to customers – and to the communities where we live and work.**

Our Community Partners philanthropic efforts include our signature program – The Harold W. McGraw, Jr. Prize in Education (see above) – as well as employee-driven matching gift and disaster relief grants, which in 2001 played a critical role in our response to the tragic events of September 11th. In addition, we pursued our financial commitment to the arts, cultural institutions and, in particular, financial literacy. In 2001 our support for financial literacy included helping Houston residents learn to read and acquire the skills needed for managing their personal finances; supporting academies that prepare young people for careers in finance and other areas; developing a CD-ROM to help educators teach students the basics of the U.S. stock market; and launching Writers to the Rescue, which matches volunteer communications professionals from throughout our organization with nonprofit organizations that need their skills.

Our involvement also extends to public affairs. During 2001 we joined with many others to support passage of the No Child Left Behind Act of 2001 to improve our schools, we worked to build a national consensus in favor of the economic benefits of trade liberalization, and we supported efforts to promote privacy and protect intellectual property rights on the Internet.

# financial review

Financial Contents

22 Financial Charts
23 Management's Discussion and Analysis
37 Consolidated Statement of Income
38 Consolidated Balance Sheet
40 Consolidated Statement of Cash Flows
41 Consolidated Statement of Shareholders' Equity
42 Notes to Consolidated Financial Statements
51 Report of Management/Report of Independent Auditors
52 Supplemental Financial Information
54 Eleven-Year Financial Review
56 Shareholder Information

**Operating Profit by Segment**
[dollars in millions]


$186
$213
$85
$354
$391
$435
$274
$308
$263
99
00
01

Includes the following items:
2001 • Restructuring and asset write-down
• Gain on the sale of DRI
• Write-down of certain assets, contribution of Rational Investors and the shutdown of *Blue List*
• Gain on the sale of a building
2000 • Gain on the sale of Tower Group International
1999 • Gain on the sale of the Petrochemical publications

**Capital Expenditures by Segment**
[dollars in millions]


$45
$58
$298
$29
$32
$287
$28
$29
$354
99
00
01

Includes investments in prepublication costs and purchases of fixed assets.

**EBITDA by Segment**
[dollars in millions]


$240
$218
$442
$405
99
00
01

Earnings before interest, taxes, depreciation and amortization, excluding corporate expenses.

**Operating Revenue by Segment**
[dollars in millions]


$846
$1,477
$1,227
$2,322
$1,735
99
00
01

Information and Media Services   Financial Services   McGraw-Hill Education

Consolidated Review

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Operating Revenue | $4,645.5 | $4,281.0 | $3,991.7 |
| % Increase | 8.5 | 7.2 | 7.2 |
| Operating Profit | $ 763.2 | $ 911.5 | $ 823.0 |
| % (Decrease) Increase | (16.3) | 10.8 | 20.2 |
| % Operating Margin | 16 | 21 | 21 |
| Income Before Taxes | $ 615.1 | $ 767.3 | $ 697.7 |
| Cumulative change in accounting, net of tax | – | $ (68.1) | – |
| Net Income | $ 377.0 | $ 403.8 | $ 425.6 |

Operating profit is income before taxes on income, interest expense and corporate expense. Includes unusual items as described below.

### 2001 Compared with 2000

*The Segment Review that follows is incorporated herein by reference.*

#### Revenue and Earnings

Operating revenue for 2001 increased $364.5 million, 8.5% over 2000 due to growth and acquisitions in the McGraw-Hill Education segment and the strong performance at Standard & Poor's Credit Market Services, somewhat offset by declines in advertising revenue. Operating profit of $763.2 million declined 16.3% from 2000. In the fourth quarter of 2001 the Company announced a worldwide restructuring program that includes the exiting of certain businesses, product lines and markets in each of the operating segments. As a result, the Company recorded a restructuring and asset impairment charge of $159.0 million pre-tax ($112.0 million after-tax, or 57 cents per diluted share). Employee severance and benefit costs amounted to $30.2 million pre-tax and asset impairment losses amounted to $128.8 million pre-tax. Approximately 5% of the Company's workforce is being reduced. In May 2001, the Company purchased Frank Schaffer Publications, in January 2001, Mayfield Publishing, and in September 2000, Tribune Education Company and Landoll, Inc. (Tribune Education). The results of these operations are reflected in the McGraw-Hill Education segment. On August 31, 2001 the Company purchased Corporate Value Consulting (CVC) from PricewaterhouseCoopers and its results are accounted for in the Financial Services segment. In early May 2001, DRI was divested, which resulted in a $26.3 million after-tax gain (13 cents per diluted share, $8.8 million pre-tax), recorded within the Financial Services segment. Also included in the operating profit of the Financial Services segment during the second quarter of 2001 is the write-down of certain assets, the shutdown of the *Blue List* and the contribution of Rational Investors to mPower.com. The total charge for these items was $21.9 million after-tax (11 cents per diluted share, $22.8 million pre-tax). On September 4, 2001 the Company purchased Financial Times Energy from Pearson plc, and its results are reflected in the Information and Media Services segment.

Income from operations also includes $6.9 million pre-tax, 2 cents per diluted share, related to a gain on the sale of real estate in the first quarter of 2001, which was recorded as other income in the consolidated statement of income. In February 2000, Tower Group International was divested and an after-tax gain of $10.2 million, or 5 cents per diluted share, was included in the Information and Media Services segment. In January 2000, the Company adopted Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements, and recognized a cumulative adjustment of $68.1 million, net of tax, or 35 cents per diluted share. $1.7 million and $60.8 million of the cumulative adjustment was recognized in 2001 and 2000, respectively. Net income in 2001 was $377.0 million, 6.6% lower than 2000. Earnings per share for 2001 decreased 6.8% to $1.92.

#### Expenses

Operating expenses for 2001 increased 17.9%. Acquisitions net of divestitures accounted for part of the increases in operating expenses. The increase in operating expenses reflects the restructuring and assets write-down initiatives (9.6%), investment in new products and technology, and modest inflationary increases in key categories, such as compensation, somewhat offset by cost-containment initiatives and an increase in pension income from the Company's retirement plans. In 2001, combined paper, printing and distribution prices for product-related manufacturing increased 0.2%. The overall increase was held to this modest level primarily through negotiations with paper suppliers and a weak paper marketplace, as well as negotiated savings in printing and paper from the Tribune Education acquisition. These actions more than offset the 7.5% increase in distribution costs resulting from increases from the U.S. Postal Service and other airfreight and trucking carriers. Combined paper, printing and distribution volumes declined 2% in 2001 as compared with 2000. Combined paper, printing and distribution expense represents 23% of operating expenses.

Selling and general expenses increased 9.5%, reflecting volume increases in the McGraw-Hill Education and Financial Services segments, somewhat offset by volume declines at the Information and Media Services segment. Acquisitions net of divestitures account for part of the increase in selling and general expenses. A significant portion of both operating and selling and general expense is compensation, which increased approximately 11.0% to $1.3 billion. The compensation increased primarily due to acquisitions and other volume related increases. Over the past several years, the tight labor market caused most companies, including The McGraw-Hill Companies, to enhance rewards and benefits in order to attract top talent. During 2001, the economy slowed altering the previous trend, and this trend is expected to continue in 2002.

Depreciation and amortization expense, including amortization of goodwill, intangible assets and prepublication costs, increased $58.3 million, or 16.1%, primarily due to recent acquisitions. Starting in 2002, the Company will no longer be amortizing goodwill or intangibles with indefinite lives in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. The full year amortization of goodwill was $56.6 million and $47.9 million, for 2001 and 2000, respectively.

Starting in 2002, various real estate leases in New York, primarily the Company's headquarters, have been renewed at higher rental rates. Starting in 2003, the consolidation of the London facilities to Canary Wharf will result in increased rates. In 2002, combined printing, paper and distribution prices on product related manufacturing are expected to decrease by approximately 3.0%. This reduction is the result of successful negotiations with suppliers and current weak conditions in both the printing and paper marketplaces that will more than offset a 4.4% increase in distribution prices resulting from a midyear 2002 increase from the U.S. Postal Service and increases from airfreight and trucking carriers. Marketplace conditions and agreements in place with suppliers will limit printing and paper price increases to modest levels for the next few years. The next postal rate increase will average 10% across all classes of mail and is likely to be implemented on June 30, 2002. Many postal experts expect another double-digit increase in the fall of 2003. 2002 merit increases will approximate 3.5%, about 0.1% less than 2001.

#### Interest Expense

Net interest expense in 2001 was $55.1 million versus $52.8 million in 2000, a $2.3 million, or 4.2%, increase primarily due to borrowings related to acquisitions, offset somewhat by a decrease in interest rates. The average commercial paper rate was 4.4% in 2001 and 6.4% in 2000.

In 2002, average interest rates on commercial paper are anticipated to decrease.

#### Provision for Income Taxes

The provision for income taxes as a percent of income before taxes was 38.7% in 2001 and 38.5% in 2000. In 2002, the effective tax rate is expected to be slightly lower than the current year's rate.

### 2000 Compared with 1999

*The Segment Review that follows is incorporated herein by reference.*

#### Revenue and Earnings

The Company adopted Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements, effective January 1, 2000. Under SAB 101, the Company modified its revenue recognition policies for various service contracts. Under SAB 101, the Company will recognize revenue relating to agreements where it provides more than one service based upon the fair value to the customer of each service, rather than recognizing revenue based on the level of service effort to fulfill such contracts. If the fair value to the customer for each service is not objectively determinable, revenue will be recognized ratably over the service period. The cumulative impact of the accounting change as of January 1, 2000 was $68.1 million, net of tax of $46.7 million. The change has no impact on cash flow.

Operating revenue, including the impact of SAB 101, for 2000 increased $289.3 million, or 7.2%, over 1999 due to the strong performances of the School Education Group, the Financial Services segment, and *BusinessWeek*. The SAB 101 adjustment reduced revenue in 2000. In the third quarter of 2000, the McGraw-Hill Education segment purchased from the Tribune Company all of the outstanding capital shares of the Tribune Education Company and Landoll, Inc. (Tribune Education). The Tribune Education acquisition accounted for 2.2% of the growth in revenue.

Operating profit of $911.5 million increased 10.8% over 1999 including the adjustments for SAB 101. The impact of SAB 101 was to decrease operating profit $15.0 million. The Tribune Education acquisition depressed operating profit growth by 2.0%.

In the first quarter of 2000, a $16.6 million pre-tax gain was recorded on the sale of Tower Group International ($10.2 million after-tax, or 5 cents per diluted share) and is reflected in the Information and Media Services segment. In the third quarter of 2000, the McGraw-Hill Education segment purchased from the Tribune Company all of the outstanding capital shares of Tribune Education. The purchase price was $671.8 million in cash. The Tribune Education acquisition resulted in 3 cents dilution in the third quarter and 6 cents dilution in the fourth quarter of 2000. In the fourth quarter of 1999, a $39.7 million pre-tax gain was recorded on the sale of McGraw-Hill's Petrochemical publications ($24.2 million after-tax, or 12 cents per diluted common share) and is reflected in the Information and Media Services segment for 1999.

Net income was $403.8 million and includes a $68.1 million cumulative adjustment for the effect of the change in accounting required by SAB 101 and a $9.2 million current year reduction for the change in accounting. Net income in 2000 therefore declined 5.1%.

Earnings per share for 2000 included a 35 cent impact due to the cumulative adjustment for the effect of the change in accounting required by SAB 101 and a 4 cent impact for the current year adjustment due to SAB 101. Earnings per share decreased 3.7% including the impact of SAB 101 both from the cumulative effect of the accounting change and the effect of the change on current year earnings.

#### Expenses

Operating expenses for 2000 increased 1.4%. Acquisitions net of divestitures caused operating expenses to increase. The increase in operating expenses reflects investments in new products and technology and modest inflation increases in key categories, such as compensation, somewhat offset by best practice efforts and an increase in pension income from the Company's retirement plans. In 2000, combined paper, printing and distribution prices increased approximately 2.7%.

This increase was primarily due to late 1999 paper price increases. In late 2000, price reductions were negotiated as a result of a weakening paper marketplace due to increased imports. Negotiated savings for Tribune Education minimally impacted 2000 costs. Combined paper, printing and distribution expenses represented 28% of operating expenses in 2000.

Selling and general expenses increased 9.5%, reflecting increased volume. Acquisitions and divestitures caused selling and general expense to increase an additional 3.1%. A significant portion of both operating and selling and general expense is compensation, which increased approximately 4.2% to $1.13 billion, in 2000.

Depreciation and amortization expense, including amortization of goodwill, intangible assets and prepublication costs, increased $54.0 million, or 17.5%, primarily due to the acquisition of Tribune Education.

#### Interest Expense

Net interest expense in 2000 was $52.8 million versus $42.0 million in 1999, a $10.8 million, or 25.8%, increase primarily due to increased average borrowings for the Tribune Education acquisition and an increase in borrowing rates. The average commercial paper rate was 6.4% in 2000 and 5.2% in 1999.

#### Provision for Income Taxes

The provision for income taxes as a percent of income before taxes was 38.5% in 2000 and 39.0% in 1999.

### Segment Review

McGraw-Hill Education

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Operating Revenue | $2,322.2 | $1,993.2 | $1,734.9 |
| % Increase | 16.5 | 14.9 | 7.1 |
| Operating Profit | $ 263.4(a) | $ 307.7 | $ 273.7 |
| % (Decrease) Increase | (14.4) | 12.4 | 35.4 |
| % Operating Margin | 11 | 15 | 16 |

(a) Includes a $62.1 million pre-tax charge for restructuring and asset write-downs.

McGraw-Hill Education is one of the premier global educational publishers and is the largest U.S. educational publisher serving the elementary and high school (el-hi), college and university, professional, and international markets. The segment comprises two operating groups: the School Education Group, and the Higher Education, Professional, and International Group. Included in 2001 performance is the acquisition of Frank Schaffer Publications, in May 2001, Mayfield Publishing, in January 2001, and the Tribune Education Company and Landoll, Inc. (Tribune Education), in September 2000.

In 2001, McGraw-Hill Education revenue again achieved double-digit growth, increasing 16.5% over 2000. As expected, the aforementioned acquisitions were the primary contributors to the revenue increase. Operating profit decreased by 14.4%, with Tribune Education, the largest of the acquisitions having a negligible impact on the operating profit. In the fourth quarter of 2001, the Company announced a worldwide restructuring program that resulted in a $62.1 million pre-tax charge to the McGraw-Hill Education segment. McGraw-Hill Education is discontinuing small local publishing activities in certain international markets, consolidating international operations to better leverage editorial and production operations globally, and closing its business training courseware operations. McGraw-Hill Education wrote down fixed assets, inventory, goodwill and contracts related to these activities. Almost 600 employees are being terminated in this segment as part of these actions.

In 2000, McGraw-Hill Education enjoyed a year of solid growth, with revenue increasing 14.9%. Revenue included $86.4 million from Tribune Education, which was acquired on September 5, 2000. Operating profit increased by 12.4%. Tribune Education negatively impacted 2000 operating profit by 5.4%. The implementation of SAB 101 had a minimal impact on the segment.

#### School Education Group

The School Education Group comprises seven divisions: SRA/McGraw-Hill, publisher of supplementary materials and specialized niche basal programs for the elementary market; Wright Group/McGraw-Hill, publisher of innovative supplementary products for the early childhood, elementary, and remedial markets; Macmillan/McGraw-Hill, publisher of basal instructional programs for the elementary market; Glencoe/McGraw-Hill, secondary and postsecondary publisher; CTB/McGraw-Hill, publisher of customized and standardized testing materials and provider of scoring services; McGraw-Hill Children's Publishing, publisher of consumer-oriented learning products for sale through educational dealers, mass merchandisers, bookstores, and e-commerce; and Educators' Professional Development, a recently created division that is dedicated to serving the growing market for fee-based teacher training. In 2002 a new division will be formed, McGraw-Hill Digital Learning, which will coordinate and further develop the use of the McGraw-Hill Learning Network (MHLN.com) among the other School Education Group divisions and will develop and coordinate additional new digital products. The School Education Group's sales accounted for 59.4% of the total segment's 2001 revenue.

The past year was characterized by a difficult economy, which was exacerbated by the tragic events of September 11th. The economic climate had a mixed effect on the School Education Group's performance in 2001 and is expected to exert some continuing influence in 2002. While some of the School Education Group divisions, such as Glencoe/McGraw-Hill, felt the immediate repercussion of a pull-back in state funding, other units, such as SRA/McGraw-Hill and CTB/McGraw-Hill, experienced little, if any, initial impact in the markets they serve. Offsetting the softening economy were continued strong adoption opportunities in most states, a student population that continues to grow, albeit at a slower rate, and a public-policy consensus supporting continued emphasis on accountability and the need to improve the level of achievement of the nation's students. The School Education Group profited from these trends, with revenue growing 24.0% over 2000 to $1.38 billion. All business units within the group enjoyed a revenue increase.

Within the School Education Group, SRA/McGraw-Hill again proved to be a formidable player in the supplementary and niche elementary markets, with sales substantially higher than in 2000. Much of this increase was derived from the infusion of former Tribune Education properties into the division, in particular *Everyday Mathematics*, designed for grades K–6, and NTC's world languages product line. However, SRA's pre-acquisition products also sold well, especially *Open Court Reading*. Although the program's extraordinary 2000 success in California could not be fully replicated in 2001, *Open Court Reading* sales increased in the open territories and in targeted adoption states. Reading also played an important part in Macmillan/McGraw-Hill's success in 2001, with the division leading the market in the important Texas adoption for grades 4–6, capturing 34% of the market there. Macmillan/McGraw-Hill's *McGraw-Hill Reading* was also successful in Indiana, North Carolina, and Tennessee as well as the open territories. When combined, the SRA/McGraw-Hill and Macmillan/McGraw-Hill divisions took an estimated share in excess of 40% of the reading adoption in Texas, grades 4–6, and approximately 40% of the North Carolina reading adoption. Macmillan/McGraw Hill also launched new mathematics and language arts programs in 2001. *McGraw-Hill Mathematics* did not meet expectations in California but performed well elsewhere, while *McGraw-Hill Language Arts* captured one-third of the Texas adoption business in its category.

Glencoe/McGraw-Hill, the largest division within the School Education Group, also enjoyed a solid revenue increase in 2001, although this increase was tempered by funding issues in several key states and reduced demand for science compared to 2000, when there were excellent adoption opportunities in North Carolina, Florida, and West Virginia. Glencoe/McGraw-Hill gained share in the Texas literature market, enjoyed strong social studies sales in Kentucky and Oklahoma, and improved its standing in the open territories with the newly acquired Tribune product. CTB/McGraw-Hill, which received no assets from the Tribune acquisition, nonetheless generated a double-digit increase in sales over 2000. Higher statewide contract sales and related scoring revenues accounted for the increase, while shelf tests and software sales remained level with prior year. Contract work, an increasingly important component of the CTB/McGraw-Hill operation, reflected expanded work in California, Indiana, and Maryland. *TerraNova*, a standardized achievement test, continued to be a very successful shelf test in its product offering. At the end of 2001, CTB/McGraw-Hill acquired Uniscore, Inc., a privately held test scoring company based in New Jersey, which specializes in data capture, analysis and reporting for educational and commercial clients. The acquisition is expected to provide additional support for CTB/McGraw-Hill's state-of-the-art scoring facilities, which are located in California and Indiana.

McGraw-Hill Children's Publishing, which began as a small player in the children's educational publishing industry, was transformed in 2001 into one of the top educational publishers in the dealer and trade channels through the addition of Tribune product in 2000 and the acquisition of Frank Schaffer Publishing in May 2001. Although the integration process for these acquisitions required more time than originally anticipated, Children's Publishing now ranks in the top ten in total market share in the children's publishing industry. Even without acquisitions, however, comparisons to prior year show solid growth of the original core product. 2001 was also the first full year of operation for Wright Group/McGraw-Hill, which was formed in 2000 from several Tribune units to address particular niche and supplemental markets in the math and literacy disciplines. Although revenue for Wright Group overall fell short of expectations owing to integration issues and a weak front list, certain product lines performed well, including *Breakthrough to Literacy*, an innovative technology-based reading program, as well as select manipulatives. The newest unit in the School Education Group, Educators' Professional Development, did not generate any revenue in 2001 because much of the year was spent in initial product development. By the end of the year, however, its first product, an on-site mathematics training program for K–6 teachers, was launched in California, where state funds are available for staff development and where the division has already been approved for that funding. This exciting new venture in mathematics training will be followed in 2002 by an online option, providing more flexibility to the target audience.

The market for el-hi instructional and assessment materials is expected to remain favorable in the upcoming year. Factors that will drive sales growth include record-high K–12 enrollments; a demographic shift to the Sunbelt, where education is well funded; continued public and political support nationwide for school funding issues and educational reform; steadily growing school and home markets for technology-based products and services; emerging markets for preschool and teacher professional development; and declining fuel prices, which will afford schools more flexibility with available funds. Other issues will serve to counterbalance these growth factors, including a slowdown in the rate of enrollment increase, particularly in grades K–6; budget constraints in some states in reaction to diminished tax revenues caused by the soft economy; and competition for educational budget dollars with other school improvement efforts. In addition, of critical importance to the School Education Group is the adoption cycle. The revenue potential in the state adoption market available to all competitors is estimated to decline substantially in 2002. These trends will have some effect on all of the School Education Group business units.

SRA/McGraw-Hill is expecting strong growth in 2002 to be derived from its *Open Court Reading* program and Direct Instruction product line as well as Tribune's *Everyday Mathematics*. *Open Court Reading* has been revised to compete effectively in the 2002 California and Florida adoptions, and an online training component is being developed. For the non-adoption market, the division has developed a skills-oriented social studies series, a new subject area for SRA/McGraw-Hill. In contrast, Macmillan/McGraw-Hill's revenue is expected to decline significantly due to reduced adoption prospects and modest open territory growth. Major adoption opportunities that will be pursued include reading in three states, science in five states, and social studies in two states. Glencoe/McGraw-Hill also faces a challenging market in 2002. Adoption state sales potential is significantly reduced for the secondary school market, particularly in the key adoption states of Florida, North Carolina, and Texas. However, the mix of adopted products, which includes science and social studies, is more favorable to Glencoe/McGraw-Hill because traditionally these are two of its strongest disciplines. Glencoe/McGraw-Hill has recently completed a digital database for middle school science that will allow the division to compete in the state adoption market with customized products while offering open territory districts a modular series that can be tailored to curriculum needs.

In 2002 Wright Group/McGraw-Hill will ramp up its internal publishing. With this goal in mind the division will pursue a strong publishing program for 2002 and subsequent years, giving special emphasis to titles that can be produced economically by repurposing existing materials as well as titles with good potential in the international English-language markets. It will also increase its presence in mathematics with a strong supplemental line from Creative Publications and a core program that will include a new pre-K component. McGraw-Hill Children's Publishing, which also faced many integration issues in 2001, anticipates a slight decline in revenue in 2002 as it phases out coloring books and other low-margin novelty items geared to the mass merchandise market that were acquired from Tribune. Despite the lower revenue, the more favorable product mix is expected to boost earnings.

CTB/McGraw-Hill, continues to hold strong positions in both the custom testing market and in shelf test materials. The division will not only focus on winning additional custom contracts in key states, but also will pursue development of online tests and the low-stakes assessment products that can be offered in an online environment, initially to the educational community and, in time, to the home market. To respond effectively to these and other opportunities, the division has been making investments in technological improvements, which will continue in 2002. With the recent passage of the federal education reform plan, which requires states to demonstrate adequate yearly progress through the use of annual tests in reading and math for grades 3–8, CTB/McGraw-Hill is nicely positioned to achieve solid growth in 2002.

Still in an early growth stage, Educators' Professional Development will capitalize on the educational community's increased focus on professional development, which is supported by newly available state and federal funding sources for teacher-training programs. With the mathematics on-site training course already launched, Educators' Professional Development will release the online and independent study components of this program in early 2002. Following this, Educator's Professional Development plans to develop similarly designed programs in reading and literature, with the three-part program (on-site, online, and independent study) available in both disciplines. In 2002, the School Education Group will also establish a new unit, McGraw-Hill Digital Learning, to coordinate further development of the McGraw-Hill Learning Network (MHLN.com) and ensure that all School Education Group business units are taking full advantage of the Learning Network's capabilities. McGraw-Hill Digital Learning will also be responsible for developing new products, including online books and diagnostic/prescriptive assessment products, as well as building e-commerce sales to parents and exploring all promising channels for the delivery of digital content to its markets.

In 2000 the economy was still quite strong, although showing signs of weakening; the K–12 market remained favorable with enrollment increases, a strong adoption cycle, and continued solid funding in California and elsewhere; emphasis was placed on testing and accountability; and curriculum reform remained a priority. The School Education Group flourished in this environment, growing revenue 21.9% over 1999 to $1.11 billion. The Tribune Education acquisition, which was finalized in September 2000, represented 7.6% of the revenue growth. All business units within the School Education Group in 2000 contributed to the increase. The growth was primarily attributed to SRA/McGraw-Hill, Macmillan/McGraw-Hill, and CTB/McGraw-Hill. SRA/McGraw-Hill owed much of its success to the robust sales of *Open Court Reading* in California, where AB2519 provided special funding. SRA/McGraw-Hill's reading programs also sold well in Texas, as did Macmillan/McGraw-Hill's basal reading program. CTB/McGraw-Hill maintained its leadership position in the testing industry owing in part to well-designed products, such as *TerraNova*, and its continued ability to secure statewide testing contracts. The group's sales accounted for 55.8% of the total segment's 2000 revenue.

### Higher Education, Professional and International Group

Included within the Higher Education, Professional and International Group are five operating units that serve the college, professional, international, lifetime learning, and training markets. This group now includes McGraw-Hill/Contemporary, its latest addition, which was formed at the beginning of 2001 by combining the English as a second language product line from McGraw-Hill Higher Education with the adult basic education and grade equivalent degree programs from Tribune. In 2001 revenue for the Higher Education, Professional and International Group grew 7.0% to $942.0 million, representing 40.6% of the segment's total sales. McGraw-Hill Higher Education, McGraw-Hill Professional, and McGraw-Hill/Contemporary all achieved double-digit revenue growth, but their increases were offset, in part, by declines at McGraw-Hill International and McGraw-Hill Lifetime Learning.

As in 2000, McGraw-Hill Higher Education had the highest year-over-year increase in sales within the group. All major imprints experienced double-digit growth rates from their ongoing business, with Business and Economics the strongest unit. Key titles driving this performance were Kapoor, *Personal Finance*, 6/e; O'Brien, *Introduction to Information Systems*, 10/e; and McConnell, *Economics*, 15/e. The Science, Engineering and Medical unit had a solid front list performance owing in part to Mader, *Biology*, 7/e, and Saladin, *Anatomy and Physiology*, 2/e, while the Humanities, Social Sciences and Languages unit did equally well with sales of Lucas, *Art of Public Speaking*, 7/e, and Knorre, *Puntos de Partida*, 6/e, contributing. Mayfield Publishing was successfully integrated into the Humanities, Social Science and Languages unit, bringing added growth over prior year. Substantial improvement was achieved in Higher Education's profit margin, which increased for the eighth straight year.

McGraw-Hill Professional's overall revenue results for 2001 were up well over 2000, with most of this increase attributable to a full year of sales from Tribune's NTC trade product line. Within the Trade Group, however, the downturn in the equity markets had an unfavorable impact on the preacquisition business, investing, and finance publishing programs. The Scientific, Technical and Medical Group, generally less volatile than other product lines, registered a modest increase in sales, in part owing to the new edition of Harrison's *Principles of Internal Medicine*, 15/e, which was published in February 2001. The performance of the Osborne Media Group, which publishes titles on computing, was unfavorably affected by the steep decline in information technology spending as well as the reduction in PC sales and the demise of numerous dot-coms, resulting in the first downturn for this imprint in many years.

Results for the International operation were mixed, with all regions' revenues except Latin America up by varying degrees over 2000. Latin America is International's largest operation and its decline was dramatic enough to offset all gains made by the remaining regions, so that the unit's revenue actually fell below prior year. High returns and weakness in the professional and higher education markets, especially business and computing, contributed to Latin America's results. The strongest growth region proved to be the Asia-Pacific market, which benefited from increased local publishing efforts as well as a solid U.S. list. Canada also enjoyed substantial year-over-year improvement driven by higher education and school sales.

McGraw-Hill Lifetime Learning struggled in 2001 to build sales in a highly fragmented but very competitive arena, the corporate training market. Succeeding in this market requires a level of critical mass and a broad product offering. During the past several years efforts were made to structure and operate the business so that it could compete effectively. The Company recently determined, however, that this turnaround would not occur within an acceptable time frame, and therefore decided to exit the business training courseware market. The operation will be phased out over the coming year, and this decision was reflected in the restructuring announced in the fourth quarter of 2001.

The newest division in the Higher Education, Professional, and International Group, McGraw-Hill/Contemporary, is also the smallest, but it exceeded expectations in 2001, its first full year of operation. McGraw-Hill/Contemporary publishes adult basic education materials, which enable individuals to improve their basic mathematics and language skills, as well as grade equivalency degree titles and software, which assist students in preparing for the GED exam. Also included in this group's charter are products used in teaching English as a second language. Adult Basic Education and English as a second language titles both sold well in 2001, while GED product fell below expectations because customers delayed ordering until the new *GED Office Practice Tests* for 2002 were released near the end of 2001.

The Higher Education, Professional, and International Group is expecting revenue to grow in the coming year, with all five business units contributing to the increase. Restructuring activities that occurred in 2001, including the phase-out of McGraw-Hill Lifetime Learning, should also lead to improved profit margins. With a record 15.3 million students expected to enroll in college in 2002, and moderate educational spending growth anticipated for the next five years, McGraw-Hill Higher Education is prepared to grow this year slightly ahead of industry projections. All imprints within the division anticipate revenue increases. A substantial front list will be the main driver of the 2002 increase, particularly for the Business and Economics imprint. In addition, recognizing that technology continues to be the key trend in higher education for course management and content delivery, the division will aggressively pursue a variety of e-initiatives, including the already successful *PageOut*, e-books, eLearning Sessions, the Online Learning Center, and faculty training and support.
A significant estimate in the McGraw-Hill Education segment, and particularly within the Higher Education, Professional and International Group is the allowance for sales returns which is based on the historical rate of return and current market conditions.

Although it will continue to be directly and immediately affected by external conditions that have adversely influenced its markets, McGraw-Hill Professional is also projecting moderate growth in 2002 based on the expectation that general domestic and international economic conditions will improve in the second half of the year. Professional's title count will remain about flat with last year but will include the release of *The Encyclopedia of Science and Technology*, 9/e, from the Science, Engineering and Medical unit. An anticipated pick-up in information technology spending should help drive demand for Osborne Media Group's technology and computing titles. Publishing programs in all three major units will be adjusted to new and changing market developments. A key competitive trend in the professional/reference market is the development of digital distribution channels and digital products, which are growing more rapidly than print products. To protect its competitive edge, McGraw-Hill Professional will pursue investments in digital publishing and e-commerce via internal and external co-publishing alliances.

McGraw-Hill International expects to increase sales and profit substantially in 2002, with all regions exhibiting growth. General growth initiatives behind the improvement are an increase in local publishing, including adaptations, translations and original product; leveraging U.S. originated product; and pursuing digital transformation along a full range of products from e-business to e-commerce. Latin America, rebounding from the weak market conditions and high returns rate it experienced in 2001, will likely see the greatest improvement followed closely by Spain, which will be launching a new school publishing program designed to the country's Year 2002 school curriculum changes. Canada and Europe will further expand higher education new media capabilities and local publishing programs. Asia and Australia will refine and expand new media capabilities and increase their presence in the higher education market. In nearly all the regions International serves, education is seen as a priority, and as local economies strengthen it is expected to become a higher priority.

Building on its initial success in 2001, McGraw-Hill/Contemporary will improve both its sales and profit margin levels in 2002, with the English as a second language and English language teaching lists offering the greatest promise for growth. These lists will be sold not only domestically, but will also be marketed through our international subsidiaries, where great potential exists. The Adult Basic Education unit, however, anticipates more modest growth domestically, reflecting fewer opportunities in a slowly recovering economy and overall reduced funding levels for adult education. Graduate equivalency titles, including a revision of *Interactions/Mosaics*, new GED practice test software, a new GED exercise series, the *GED Satellite series*, and a *Pre-GED Satellite* series, will also contribute to the division's success in 2002.

Revenue in 2000 for the Higher Education, Professional and International Group reached $880.4 million, a 7.1% increase, representing 44.2% of the total segment's sales. Tribune Education represented 2.1% of the revenue growth in 2000. McGraw-Hill Higher Education once again led the group with the Humanities, Social Sciences and Languages imprint having a very strong year. McGraw-Hill Professional achieved only modest growth in all of its major imprints, reflecting a reduction of major new titles in the Trade Group, medical jobber issues that affected the Science, Technical and Medical Group, and a lack of major new software sales that affected sales of the Osborne Media Group's computing titles. In 2000 International grew over prior year with exceptional improvement noted in the Latin America and Asia/Pacific regions. Offsetting this growth were disappointing results in Canada, especially in the retail trade market, and in Ibero, which experienced high returns. Weak local currencies led to adverse translation differences in both foreign currency revenue and earnings.

Financial Services

| (in millions) | **2001** | 2000 | 1999 |
|---|---|---|---|
| Operating Revenue | $1,477.2 | $1,280.2 | $1,226.8 |
| % Increase | 15.4 | 4.4 | 12.6 |
| Operating Profit | $ 434.8[a] | $ 390.9 | $ 363.7 |
| % Increase | 11.2 | 7.5 | 5.9 |
| % Operating Margin | 29 | 31 | 30 |

(a) Includes a $43.1 million pre-tax charge for restructuring and asset write-downs, an $8.8 million pre-tax gain on the sale of DRI and a $22.8 million pre-tax charge for the write-down of certain assets, the shutdown of the *Blue List* and the contribution of Rational Investors to mPower.com.

The Financial Services segment plays a central role in the global investment and capital markets through its ratings, indexes, related financial and investment analysis and information, and corporate valuation services. Financial Services operates under the Standard & Poor's brand as one reporting unit. Credit Market Services provides credit ratings, evaluation services, and analyses globally on corporations, financial institutions, securitized and project financings, and local, state and sovereign governments. Credit Market Services accounts for the largest share of the segment's revenue and operating profit. Corporate Value Consulting (CVC) is a leading provider of valuation and consulting services. Investment Services (renamed in 2001 to reflect its focus on investment managers and advisors) provides a wide range of analytical and data services for investment managers and investment advisors globally. In the fourth quarter of 2001, the segment took a restructuring and asset impairment charge of $43.1 million pre-tax. The bulk of the restructuring charge comes from write-downs of intangible assets related to Standard & Poor's decision to dispose of certain non-strategic properties in the investment services area. Standard & Poor's acquired the U.S. Corporate Value Consulting (CVC) business of PricewaterhouseCoopers on August 31, 2001. In early May 2001, DRI was divested, which resulted in an $8.8 million pre-tax gain ($26.3 million after-tax, 13 cents per diluted share). Also included in operating profit is the write-down of certain assets, the shutdown of the *Blue List* and the contribution of Rational Investors to mPower.com. The total charge for these items was $22.8 million pre-tax ($21.9 million after-tax, 11 cents per diluted share). In 2001, a portion of Personal Wealth was transferred from the Information and Media Services segment to Investment Services. All years have been restated for the transfer.

In 2001, the Financial Services segment revenue increased 15.4% benefiting from a strong public bond market, the successful expansion of its products and services and the acquisition of CVC on August 31, 2001. Operating profit in 2001 increased by 11.2%. Operating margin declined to 29% from 31% in 2000. The impact of the restructuring and asset impairment charge, the sale of DRI, the write-down of selected assets, the shutdown of the *Blue List* and the contribution of Rational Investors resulted in a 4% decrease in the operating margin. The impact of the acquisition of CVC on 2001 operating profit and operating margin was not material.

In 2000, the Financial Services segment revenue increased 4.4%. In consideration of the views expressed in SAB 101 and related interpretations, the Company modified its revenue recognition policies in 2000. The effect of this accounting change on the Financial Services segment revenue was to decrease revenue by $14.1 million, 1.1%. Operating profit in 2000 increased 7.5%. The effect of the accounting change as required by SAB 101 was to reduce operating profit in 2000 by $14.1 million, 3.9%. The operating margin in 2000 improved to 31% from 30% in 1999, reflecting stronger revenue growth in the higher margin Credit Market Services business.

The Standard & Poor's Credit Market Services Group consists of four major operating units: Corporates & Governments (Corporate & Infrastructure, Financial Services, Municipal Finance, Sovereigns and Evaluation Services), Structured Finance, E-Business Services and Risk Solutions. In order to further capitalize on opportunities in the credit markets, J.J. Kenny Information & Evaluations group, which was renamed Securities Evaluation Services, was transferred from Investment Services to Credit Market Services in 2001 and combined with Credit Information Services to form the E-Business Services Group. Risk Solutions, a business unit focusing on delivering quantitative tools and analytics, customized services and training to the credit risk management market, was formed in 2001.

In 2001, revenues for Standard & Poor's Credit Market Services grew significantly from both a strong public bond market as well as the successful expansion of its products and services. The markets in 2001 benefited from a yearlong series of interest rate reductions by the Federal Reserve. Issuers capitalized on the low interest rate environment and as a result, new public debt issuance was strong both inside and outside of the United States and across all sectors of the bond market. In the U.S., public debt issuance grew by 50%, while European bond issuance rose by 12%. Structured Finance, Corporates and Municipals were major drivers of the growth in new issuance.

Standard & Poor's Credit Market Services' Corporate & Governments and Structured Finance units performed well in 2001 and delivered strong growth in revenues. Revenue growth from Corporate & Infrastructure debt ratings increased substantially both domestically and internationally in 2001 due in part to the growth in new issuance. In addition, significant revenue growth was derived from non-traditional sources such as issuer credit ratings, bank loan ratings and rating evaluation services. Revenues from these non-traditional services were exceptionally robust internationally, especially in Europe. Financial Services within Standard & Poor's Credit Market Services posted solid revenue increases in both the U.S. and international markets and in non-traditional revenues, primarily rating evaluation services and counterparty risk. Public Finance grew revenue substantially as a result of increases in debt issuance. New municipal issuance grew significantly for education and general government purposes; however, much of the growth in issuance was driven by refundings. Non-traditional products such as School Evaluation Services continue to gain favorable market acceptance and are contributing to the growth in revenue. Revenue from the Structured Finance unit grew primarily from U.S. asset-backed and strong mortgage-backed market issuance and continued strong demand in Europe and Asia for structured products. Revenue generated from E-Business Services and the newly formed Risk Solutions unit also grew significantly.

Including the transfer to Standard & Poor's Credit Market Services of the J.J. Kenny unit, a principally domestic business unit, international revenue grew at double-digit rates in Europe, Asia and Latin America. Revenue from outside the U.S. represented approximately 29.6% of total revenue in 2001. International revenues as a percent of total in 1999 and 2000 amounted to 26.4% and 29.3%, respectively, including the results from the transferred J.J. Kenny unit. With the transfer, operating profits grew on the strength of both international and domestic revenue growth and the strong performance from many of the non-traditional services Standard & Poor's Credit Market Services offers.

Standard & Poor's Credit Market Services continues to focus its efforts on solidifying and enhancing its position as a market leader in the global credit market. Growing globally, growing and investing in core services, leveraging capabilities and expanding into new businesses have been four key strategic thrusts for the business. In 2001, the group signed an agreement to purchase 70% of EA-Ratings, a local credit rating agency in Russia, from the Institute of Urban Economics. This acquisition will further strengthen and expand Standard & Poor's already extensive global network. Standard & Poor's School Evaluation Services continues to gain acceptance in the marketplace as the premier service for benchmarking and evaluating the performance of school systems. In 2001, Standard & Poor's acquired Charter Research Corporation, a Web-based business-to-business provider of portfolio analytics and information to the commercial real estate market. The acquisition complements the existing ratings business and extends the franchise beyond new issue debt ratings.

In 2002, Standard & Poor's anticipates reduced levels of public bond issuance in the U.S. as refinancings decline from the pace set in 2001. However, the outlook is very dependent on the timing and extent of the economic recovery and interest rate movements. Standard & Poor's also expects that the

European Monetary Union will continue to facilitate disintermediation with borrowers obtaining increasingly more financing through the public debt markets rather than banks. This trend will continue to drive growth in European issuance levels in 2002. The securitization market has grown significantly in the U.S. over the last ten years and, more recently, substantial growth has also been experienced internationally, especially in Europe and Asia. The trend towards securitization will also continue to be strong globally. Standard & Poor's anticipates growing demand for non-traditional products and services as it extends its analytical leadership to new markets and services. In summary, Standard & Poor's Credit Market Services anticipates growth in 2002.

In 2000, revenue rose despite weakness in the public bond market due to non-traditional revenue growth in the U.S., and strong double-digit growth outside the U.S. Corporate bond issuance and securitized financings in the U.S. were essentially flat while municipal bond issuance was off 11%, resulting in a decline in U.S. revenue tied to bond market volumes.

In 2000, growth from Corporate debt ratings increased significantly in the international markets, most notably Europe. In addition, revenue from issuer credit ratings, bank loan ratings and rating evaluation services increased substantially. Revenues at the Structured Finance unit grew primarily due to a strong U.S. asset-backed market and continued strong demand in Europe. Financial Services posted solid revenue increases, led by growth in international markets. Public Finance revenue declined slightly as the impact from lower U.S. municipal bond issuance offset double-digit revenue increases in international markets and non-traditional products such as School Evaluation Services.

In 2000, international revenue at Standard & Poor's Credit Market Services grew at double-digit rates in Europe, Asia and Latin America. Revenue from outside the U.S. represented 29.3% of total revenue in 2000 versus 26.4% in 1999. The global network continued to expand with the acquisition of Canadian Bond Rating Service, a leading domestic rating agency in Canada, and the opening of a representative office in Seoul in 2000. Operating profits grew on the strength of international revenue growth and the performance of non-traditional revenues.

In 2000, Standard & Poor's further secured its leading position in the bank loan market with the acquisition of Portfolio Management Data, the leading provider of default and recovery information. Standard & Poor's also enhanced its position in the commercial real estate market in 2000 by making minority equity investments in MortgageRamp.com and Precept Corporation, two newly formed Internet commercial mortgage origination and trading exchanges. Standard & Poor's works with these new exchanges to provide underwriting and credit reviews online for the auction of commercial real estate loans. To bolster its e-commerce position in the municipal and global securities processing markets, Standard & Poor's also made a minority investment in DPC Data, a major provider of Web-based municipal bond information.

In 2000, there were significant changes in the industry's competitive landscape as Moody's Investor Services was spun off by Dun & Bradstreet Corporation and is now an independent public company. In addition, Fitch IBCA merged with Duff & Phelps Credit Rating Company and acquired Thomson Financial Bankwatch in 2000.

On August 31, 2001, Standard & Poor's acquired CVC. This acquisition expands Standard & Poor's capabilities to provide valuation and consulting services. CVC's primary services are valuations for financial and tax reporting, financial modeling, assistance regarding capital usage and the management of intellectual property assets. The acquisition in 2001 was slightly dilutive on a net income basis.

The elimination of pooling-of-interests accounting for mergers and acquisitions and the requirement for goodwill impairment testing under the Statements of Financial Accounting Standards No. 141 and No. 142 issued by the Financial Accounting Standards Board are expected to increase the demand for CVC's valuation services. In addition, CVC is no longer bound by SEC rules restricting valuation services performed by audit firms on its SEC registered audit clients.

In 2002, Standard & Poor's foresees favorable growth prospects for CVC. These revenue growth expectations assume a rebound in merger and acquisition activity and continued increased demand for CVC's valuation services driven by the requirement for goodwill impairment testing. CVC is also planning to expand its services to clients outside the U.S., especially SEC registrants bound by U.S. reporting requirements.

Standard & Poor's Investment Services is a leading provider of data, analysis and independent investment advice and recommendations. In 2001, the division was renamed Investment Services and realigned to better serve its core customers in investment advisory and management services. Also, the J.J. Kenny Information & Evaluations group was transferred to Credit Market Services in 2001 to better capitalize on opportunities in the credit markets. During 2001, a piece of Personal Wealth was transferred from Information and Media Services segment to Investment Services. A restructuring charge of $36.5 million pre-tax was taken by Investment Services for severance and the write-down of assets related to the decision to dispose of certain non-strategic properties.

The financial services industry experienced significant declines in 2001 as the S&P 500 declined 13% and profits dropped significantly at financial services firms as a result of declining M&A transactions and reduced trading activity. During 2001, Investment Services divested Standard & Poor's DRI in order to focus on serving investment managers and investment advisors better. Additionally, during the second quarter of 2001, Rational Investors was contributed to mPower.com. Year-on-year revenue declined slightly at Investment Services. The divested business negatively impacted revenue growth. Revenue grew in the assets under management fee-based businesses and international businesses. Index Services, Portfolio Advisors, *Compustat*, *ComStock* and Fund

Services all experienced good growth in revenue, offsetting difficult conditions in Retail Brokerage and the fixed income and foreign exchange commentary markets.

Standard & Poor's Index Services continued to expand globally, launching futures trading in Australia on the S&P/ASX 200, in Japan on the S&P/Topix 150 and in Europe (Madrid Futures Exchange) on the S&P Europe 350. Revenue on Exchange-Traded Funds (ETFs) continued to grow. Assets of the S&P Depositary Receipts (SPDRs) traded on the American Stock Exchange and the Barclays Global Investors-sponsored iShares increased in 2001. ETFs based on S&P indices grew to $48.6 billion, up 27% over 2000.

Standard & Poor's Portfolio Advisors continued to generate strong growth in its business of developing and advising on investment strategies based on S&P's STARS stock recommendations, fund evaluations, asset allocation and other proprietary investment techniques. Assets under management for the largest fund licensed to the 5-STAR Picks portfolios reached $2.8 billion. Standard & Poor's *Compustat*, the world's leading source of standardized company information, launched *GICS Direct* in 2001. The Global Industry Classification Standard (GICS), developed by Standard & Poor's in collaboration with Morgan Stanley Capital International, establishes a common global standard for categorizing companies into sectors and industries. In addition, revenues from *Research Insight*, an important research tool for investment managers, continued to grow rapidly.

Standard & Poor's Fund Services provides mutual fund data, performance information and forward-looking ratings to funds and asset managers. For 2001, Fund Services continued to grow revenue as record cash inflows to U.S. money market funds of $400 billion, combined with almost $100 billion of new money into bond funds, offset asset value declines among equity funds. Standard & Poor's *ComStock*, a leading quote provider, experienced moderate growth despite a significant decline in services to Internet financial sites. The investment in a state-of-the-art distribution plant in 2000 in Europe led to robust growth in that market. Standard & Poor's *MMS* revenue declined due to consolidation in the banking industry and difficulties in the economic and foreign exchange marketplace.

In 2002, Standard & Poor's Investment Services will focus on providing data, analysis and advisory services to investment managers and investment advisors. The continued investment in technology, content and analytical services will support these core customers. Also important for 2002 is the continued global expansion in the analytical coverage of European and Asian equities and funds, markets that are expected to grow at a pace faster than in the U.S. The turnaround of the financial markets expected in the second half of 2002 presents solid growth opportunities. Standard & Poor's Investment Services anticipates a return to growth in 2002 as its revenues tied to assets under management and transaction volumes continue to expand.

In 2000, the environment for the financial information industry continued to change dramatically due to technology and industry consolidation. Technology empowered investors to manage their own investments spurring growth in electronic communications networks and Internet trading. The number of online trading accounts and number of households trading online grew significantly. While these changes altered the business model for investment management and commoditized some financial data, the need for unbiased and objective investment analysis continued to be very strong. Consolidation continued to affect the marketplace through mergers of dealing rooms, brokerage networks and asset management efforts. This trend reinforced the importance of major financial market customers for Standard & Poor's future as the world's leading provider of unbiased financial analysis, opinions and solutions.

In 2000, Standard & Poor's Investment Services, then known as Information Services, revenue grew due to the continued worldwide strength in equity markets. Portfolio Services, Internet quote provider *ComStock*, *Compustat*, Index Services, and Fund Services all showed strong revenue growth offsetting difficult conditions in the economic, fixed income and foreign exchange commentary businesses.

Standard & Poor's Portfolio Services continued its track record of successful stock selection. Standard & Poor's U.S. Equity Analysts' 5-STAR Picks significantly outperformed the S&P 500 in 2000 and for the tenth time in fourteen years. In 2000, the assets under management based on licensing of Standard & Poor's analyses grew to $9.9 billion. In 2000, Standard & Poor's *ComStock*, the world's leading quote provider to Internet sites, continued to experience strong growth from that sector. In 2000, this group continued to expand its U.S. and European activities off the strength of modern ticker plants and further developed its Internet distribution capabilities through the creation of a new Web Solutions business. The Web Solutions group works with clients to develop Internet sites, hosted either by Standard & Poor's or the client, using Standard & Poor's data. Standard & Poor's *Compustat* experienced strong revenue growth in 2000. Coverage continued to expand in the *Compustat* database and the content also powered new generations of *Research Insight* and *Market Insight* products.

In 2000, Standard & Poor's Index Services business continued to expand rapidly both domestically and internationally. On the international front in 2000, Standard & Poor's created alliances with a number of international exchanges to operate their index businesses: Australia (S&P/ASX), Canada (S&P/TSE) and Japan (S&P/TOPIX). Index Services also created a European Index Services Group, whose promotional efforts are focused on the S&P Euro 350 and related industry sectors. In addition, the S&P Global 100 Index was unveiled and a new ETF based on that index was launched on the New York Stock Exchange. In the U.S., the Index business benefited from fees on index-based derivative products and ETFs, including SPDRs. At year-end 2000, the aggregate trust size of all

SPDR ETFs exceeded $30 billion. In 2000, Standard & Poor's further leveraged its indices by partnering with Barclays Global Investors to launch 14 new ETFs in the U.S. and Canada; aggregate trust size at year-end was $6.8 billion.

In 2000, investor interest in mutual funds continued to drive strong revenue growth for the information, analytics and ratings provided by Standard & Poor's Fund Services. Standard & Poor's *MMS* experienced a decline in revenues in 2000 due to extremely difficult markets and continued industry consolidation. DRI, a provider of economic analysis and information, experienced a decline in revenues in 2000 due to stagnant demand for macroeconomic information and analysis. The brokeage business, historically known as J.J. Kenny, experienced a moderate decline in revenue in 2000 primarily due to weak conditions in the U.S. municipal market.

In the aggregate, revenue and operating profit for Standard & Poor's Investment Services increased in 2000 as the benefits from the strong equity markets offset the weakness in the secondary market for municipal fixed income securities and the deteriorating conditions in the markets served by Standard & Poor's *MMS* and Standard & Poor's *DRI*. In addition, Standard & Poor's Investment Services continued to make investments in international expansion as well as Web-based services and capabilities in 2000.

Information and Media Services

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Operating Revenue | $846.1 | $1,007.6 | $1,030.0 |
| % (Decrease) Increase | (16.0) | (2.2) | 1.4 |
| Operating Profit | $ 65.0[(a)] | $ 212.9[(b)] | $ 185.6[(c)] |
| % (Decrease) Increase | (69.5) | 14.8 | 33.2 |
| % Operating Margin | 8 | 21 | 18 |

(a) Includes a one-time charge of $34.9 million pre-tax for restructuring and asset write-down.
(b) Includes a one-time gain of $16.6 million pre-tax from the sale of Tower Group International.
(c) Includes a one-time gain of $39.7 million pre-tax from the sale of the Petrochemical publications.

The Information and Media Services segment comprises two operating groups, which include business and professional media offering information, insight and analysis: the Business-to-Business Group (comprising *Business Week*, Construction Information Group, Platts, *Aviation Week*, and Healthcare Information Group) and Broadcasting.

The Information and Media Services segment revenue declined 16.0% to $846.1 million in 2001 and operating profit declined 69.5% to $65.0 million. In the fourth quarter 2001, the segment took a charge of $34.9 million pre-tax for restructuring and asset write-downs. Most of this charge relates to write-downs of certain e-commerce investments at the Construction Information Group and staff reductions across the segment. Approximately 300 employees will be terminated. On September 4, 2001, Platts purchased Financial Times Energy (FT Energy), a leading provider of energy information, research and consulting services. In 2001, the segment also transferred a portion of its Personal Wealth business from *Business Week* to the Financial Services segment. All periods have been restated to reflect this transfer. The operating results of the segment reflect the weak advertising market experienced in 2001 and the impact of September 11th.

In 2000, the Information and Media Services Segment's revenue declined 2.2% to $1.0 billion and operating profit grew 14.8%. In the first quarter of 2000, a $16.6 million pre-tax gain was recorded on the sale of Tower Group International ($10.2 million after-tax, or 5 cents per diluted share). In the fourth quarter of 1999, a $39.7 million pre-tax gain was recorded on the sale of McGraw-Hill's Petrochemical publications ($24.2 million after-tax, or 12 cents per diluted share). These divestitures depressed operating revenue growth by 13.0%, or $18.5 million, and improved the growth in operating profit by 7.7%, or $14.3 million. The impact of the SAB 101 adjustment was not material to the segment's operating profit.

**Business-to-Business Group**

The economy and business environment, which was so favorable to the group in the latter part of 1999 and 2000, turned unfavorable in 2001. Revenues declined 14.0% to $740.6 million and operating profit declined by 72.5% from 2000. Included in operating profit in 2001 is a restructuring and asset impairment charge of $30.9 million pre-tax, which accentuated the decline by 20.2%. Only Platts produced a revenue increase in this group.

*Business Week*'s revenue declined from a record level in 2000. During 2000, advertising spending was driven by a strong economy and technology related advertising. Branding money spent by the many new dot-com companies helped create the advertising bubble in 2000. During 2001, a significant number of dot-com companies folded and earnings pressure on corporations, particularly technology companies, resulted in a slowdown in the advertising market. According to the Publishers Information Bureau, *Business Week*'s North American advertising pages declined 37% in 2001. The decline in advertising pages is consistent with that experienced by *Business Week*'s major competitors. During 2001, *Business Week* resized its resources which support its core product, *Business Week Online* and other ancillary products. The reduced expense level should strengthen *Business Week*'s future profitability.

The rate of expansion in the construction industry slowed during 2001. The value of new construction starts for 2001 is estimated to increase 2% as compared with a revised 2000 growth rate of 5% and an average annual growth rate of 10% during 1996–1999. Total revenue for the Construction Information Group declined modestly. Fewer advertising pages in the Group's publications and volume declines at Dodge accounted for this decrease. Cost rationalization efforts, particularly at Dodge, shielded a decline in operating profit.

In September 2001, Platts acquired FT Energy from Pearson plc. This acquisition complements Platts' existing product line resulting in a more complete coverage of the energy markets and an increase in the number of products offered. Platts grew in 2001 as volatility in the energy market increased the demand for its news and information products.

Market conditions for *Aviation Week* were better than expected at the beginning of 2001, as industry sales were up. However conditions deteriorated dramatically after September 11th and *Aviation Week*'s revenue and operating profit declined.

The Healthcare Information Group's revenue and operating profit declined in 2001. Contributing to the decline was the downturn in the economy and the September 11th attacks delaying the implementation of any Medicare reform until after the mid-term elections in 2002. In the last two years, the pharmaceutical industry has had fewer drugs approved and approved drugs were withdrawn from the market. Healthcare information technology spending has slowed in line with the overall downturn in the technology market. The pharmaceutical industry spent more than $2.5 billion on direct-to-consumer advertising. These developments have had a negative impact on advertising pages for the healthcare publications. As a result of this decline in advertising pages, the group suspended publication of one of its journals, *Hospital Practice*, reduced staffing and trimmed discretionary expenses.

The restructuring activities and asset write-downs in the Business-to-Business Group will enable it to target its resources more strategically and improve operating efficiencies. *BusinessWeek*'s management is optimistic and believes that a recovery of the advertising market will be seen in the second half of 2002 with a full recovery anticipated in 2003. The Construction Information Group expects to strengthen its core business in 2002 through continued re-positioning at Dodge, expanding Sweets into new communities and continued cost rationalization. The construction industry in 2002 is expected to be affected by the following constraints: a more hesitant homebuyer, reduced demand for commercial space, and greater caution by the real estate finance community towards funding new projects. On a positive note, low interest rates should provide a boost to the construction industry. Overall, the value of new construction starts in 2002 is expected to stay close to estimated 2001 levels of $481 billion. The 2002 construction market is expected to be characterized by weakness in the single family housing market and income producing properties as a result of economic conditions, expansion in institutional building, especially for schools and healthcare facilities and growth in public works and manufacturing construction. Security enhancements will benefit airport terminal construction. Platts will benefit in 2002 from a full year of ownership of FT Energy. In 2002, energy sector growth will be affected by capacity in global oil and power markets and variations in economic conditions. Oil prices are likely to remain under pressure in 2002, as Russian output continues to rise. Two factors that could offset that supply imbalance would be an economic recovery in the U.S. that lifts still-weak demand, or seasonal disruptions in U.S. gasoline supply, which can give an artificial lift to crude prices even in the absence of any shift in the underlying supply/demand balance. For 2002, global economic slowdowns will influence regional power markets, while in the U.S., power markets will likely be depressed due to overcapacity. For industrialized countries, demand for power is only expected to grow by 1% for 2002, while emerging economies can expect to grow about 3%. *Aviation Week* will continue to focus on its multimedia growth strategy and development of non-advertising revenue streams. With the change in economic conditions, overall industry shipments of aircraft are expected to decline 4–5% in 2002. Deliveries of commercial airliners are expected to decline in 2002, but an increase in military sales is expected to partially offset this reduction. The Healthcare Information Group anticipates an increase in drug approvals in 2002, which should impact advertising in the latter half of 2002.

The economy and the business environment were generally favorable for the Group's businesses in 2000. A combination of strong corporate profits and a robust economy drove *BusinessWeek*'s advertising to an historical high. Revenue increased 7.6% to $862.3 million and operating profit increased 8.0% over 1999 for the Business-to-Business Group. The divestiture of the Petrochemical publications depressed the growth in revenue by $21.9 million, 3.1%, and depressed the growth in operating profit by $40.9 million, 38.9%.

*BusinessWeek* had a record year in 2000. The results reflected solid gains in the North American and International editions as well as online initiatives. Circulation reached an all-time high in 2000. North American advertising pages, as measured by the Publishers Information Bureau, grew 17% in 2000, well above the industry average. Corporate profits from the booming economy drove advertising growth to the highest level ever experienced by *BusinessWeek*. The influx of new advertisers increased revenue per page. Successful programs included *e.biz*, a supplement on e-businesses, and *frontier*, for small business owners. Advertising revenue growth showed strong gains in Europe and Asia, with non-U.S. source revenue growing at a double-digit rate in 2000. *Aviation Week*'s operating profits on its core publishing business grew in 2000, continuing a five-year growth trend, but overall group operating profit declined due its investment in the launch of AviationNow.com and softness in the directory and newsletter operations.

In 2000, Platts benefited from the volatility of the energy commodities markets, which spurred demand for its services, especially its petroleum products. The group saw healthy growth in revenue and operating profit in 2000. Platts continued investing in the development of Platts.com, a provider of real-time news, analysis and pricing information for all sectors of the energy industry.

In 2000, business conditions were not as favorable in the Construction and Healthcare Information Groups. In 2000, the initial signs of slower growth for the construction industry began as total construction contract values increased by only about 5% compared with a 10% gain experienced in 1999.

Fewer FDA drug approvals as well as the withdrawal of approvals for several products impacted performance in the Healthcare Information Group. The Construction Information Group's revenue grew modestly in 2000. The most significant gains occurred in advertising revenue in *Architectural Record* and *Engineering News-Record*, and in the Sweets product line. These revenue gains were offset by a decline in revenue at Dodge. Expenses in 2000 were essentially flat for the Construction Information Group due to significant cost rationalization measures.

### Broadcasting

The Broadcasting Group operates four television stations, all ABC affiliates: VHF stations in Denver, Indianapolis and San Diego and a UHF station in Bakersfield, California. In 2001, the Group's revenue declined by 17.5%, to $105.5 million as a result of prior year political advertising, the 2000 Super Bowl on ABC, and weak advertiser demand that was experienced across the entire broadcasting industry due to the economic downturn. The Group softened the impact of lower revenue through cost reduction efforts including the implementation of technology that allowed the stations to centralize certain broadcasting functions. The Group also took a $4.0 million charge for restructuring and asset write-downs in the fourth quarter of 2001.

In 2002, the Broadcasting Group expects minimal growth in the base business as a result of continued weak advertiser demand and NBC's broadcast of the Winter Olympics. Political advertising from mid-term elections is anticipated to drive revenue growth during 2002, especially in the California markets. The Group will continue to implement new technologies to reduce costs with the installation of studio systems that will allow the stations to produce existing local news programs and add additional local news or other programs at substantially lower cost. The stations will continue to refine and promote their local brands to improve ratings in local newscasts and other programming.

In 2000, the Broadcasting Group's revenue increased 10.6% to $127.8 million primarily due to political advertising, ABC's airing of the Super Bowl and strong demand for advertising.

## Liquidity and Capital Resources

| (in millions) | 2001 | 2000 |
|---|---|---|
| Working Capital | $ (63.4) | $ 20.9 |
| Total Debt | $1,056.5 | $1,045.4 |
| Accounts Receivable (before reserves) | $1,315.2 | $1,351.4 |
| % (Decrease) Increase | (3) | 5 |
| Inventories | $ 402.6 | $ 388.9 |
| % Increase | 4 | 32 |
| Investment in Prepublication Costs | $ 294.5 | $ 250.0 |
| % Increase | 18 | 1 |
| Capital Expenditures | $ 116.9 | $ 97.7 |
| % Increase (Decrease) | 20 | (37) |

The Company continues to maintain a strong financial position. Cash flow from operations increased to $1.1 billion in 2001 compared with $706 million in 2000. Cash flow from operations more than covered dividends, investment in publishing programs, capital expenditures, and repurchase of treasury shares. Shares repurchased under the repurchase program were used for general corporate purposes including the issuance of shares for stock compensation plans.

In 2001, total debt increased $11.1 million, as cash flow was used to make dividend payments, for acquisitions and share repurchases. At December 31, 2001 commercial paper borrowings were $1.0 billion and there were $40 million of Extendible Commercial Notes (ECNs) outstanding. On August 14, 2001, the Company's existing $625 million 364-day revolving credit facility (Existing 364-day Facility) expired and was replaced with a new $650 million 364-day revolving credit facility (New 364-day Facility). On October 10, 2001, an additional $25 million was added to the New 364-day Facility, bringing it to a total of $675 million. The New 364-day Facility agreement provides that the Company may borrow until August 13, 2002, on which date the facility commitment terminates and the maturity of such borrowings may not be later than August 13, 2003. The Company pays a facility fee of 5 basis points on the New 364-day Facility (whether or not amounts have been borrowed) and borrowings may be made at 15 points above LIBOR. The New 364-day Facility contains certain covenants, and the only financial covenant requires that the Company not exceed an indebtedness to cash flow ratio, as defined, of 4 to 1 at any time. This restriction, which was also in place under the Existing 364-day Facility, has never been exceeded. At December 31, 2001, there were no borrowings under this facility or the Company's existing 5-year facility. Eighty percent of the commercial paper borrowings have been classified as long-term.

Extendible Commercial Notes (ECNs) replicate commercial paper, except that the Company has an option to extend the note beyond its initial redemption date to a maximum final maturity of 390 days. However, if exercised, such an extension is at a higher reset rate, which is at a predetermined spread over LIBOR, and is related to the Company's commercial paper rating at the time of extension. As a result of the extension option, no backup facilities for these borrowings are required. As is the case with commercial paper, ECNs have no financial covenants.

Under a shelf registration that became effective with the Securities and Exchange Commission in 1990, an additional $250 million of debt securities can be issued. Debt could be used to replace a portion of the commercial paper borrowings with longer-term securities. Total debt as a percentage of total capital decreased to 36.3% at the end of 2001 from 37.2% at the end of 2000.

Earnings and cash flow are significantly impacted by the seasonality of businesses, particularly educational publishing. The first quarter is the least significant, accounting for 18% of revenue and only 5% of net earnings in 2001. The third quarter is the most significant, generating over 64% of 2001 annual earnings. This seasonality also impacts cash flow and related borrowing patterns. The Company typically borrows in the first half of the fiscal year, and generates cash in the second half of the year, primarily from fourth quarter collections from customers in the education markets.

Negative working capital at the end of 2001 of $63.4 million was $84.3 million lower than the level at the end of 2000, primarily because of a reduction in accounts receivable, federal tax refunds and reduced federal estimated tax payments.

Accounts receivable (before reserves) decreased $36.2 million, or 3%. This decrease compares with an increase of $69.9 million in 2000. The year-to-year decrease was primarily due to improved collection processes for accounts receivable. Number of day's sales outstanding decreased 4 days in 2001. The accounts receivable reserve methodology is based on historical analysis and a review of outstanding balances.

Total inventories increased less than revenue growth at $13.7 million, or 3.5%, from prior year due primarily to improved efficiencies in inventory management.

Capital expenditures totaled $116.9 million, primarily from the purchase of property and equipment, compared with $97.7 million in 2000. The increase in 2001 relates primarily to the impact of recent acquisitions and investments in infrastructure for the McGraw-Hill Education segment. For 2002 capital expenditures are expected to be approximately $100 million reflecting increased spending for Canary Wharf office space consolidation.

Net prepublication costs increased to $557.3 million at December 31, 2001. Prepublication investment totaled $294.5 million in 2001, $44.5 million more than 2000, reflecting an increase in investment for the acquisitions and adoptions. For 2002, prepublication spending is expected to remain at approximately $300 million reflecting the presence of acquisitions and adoption opportunities in key states.

In 1999, the Board of Directors approved a stock repurchase program authorizing the purchase of up to 15 million shares, which was about 7.5% of the outstanding common stock. The Company repurchased 3.1 million shares for $182.0 million in 2001 for a total of 9.4 million shares for $523.4 million under this program.

On January 30, 2002, an increase in the quarterly common stock dividend of $0.01, or 4.1%, to $0.255 per share was announced.

In 2002, cash flow from operations is expected to be sufficient to cover dividends, investment in publishing programs, capital expenditures, and expected stock repurchases.

The Company has operations in various foreign countries. The functional currency is the local currency for all locations, except in the McGraw-Hill Education segment where operations that are extensions of the parent have the U.S. dollar as the functional currency. In the normal course of business, these operations are exposed to fluctuations in currency values. Management does not consider the impact of currency fluctuations to represent a significant risk. The Company has naturally hedged positions in most countries with a local currency perspective and asset and liability offsets. The Company's interest expense is sensitive to changes in the general level of U.S. interest rates. In this regard, changes in the U.S. rates affect the interest paid on its debt. The Company does not generally enter into derivative financial instruments in the normal course of business, nor are such instruments used for speculative purposes.

### "Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

This section, as well as other portions of this document, includes certain forward-looking statements about the Company's business, new products, sales, expenses, cash flows, and operating and capital requirements. Such forward-looking statements include, but are not limited to: future paper, printing and distribution prices; compensation increase rates; Educational Publishing's level of success in 2002 adoptions and enrollment and demographic trends; the level of educational funding; the strength of higher education, professional and international publishing markets and the impact of technology on them; the level of interest rates and the strength of profit levels and the capital markets in the U.S. and abroad with respect to Standard & Poor's Credit Market Services; the level of success of new product development and global expansion and strength of domestic and international markets at Standard & Poor's Investment Services; the strength of the domestic and international advertising markets; the volatility of the energy marketplace; the strength of the pharmaceutical marketplace; the contract value of public works, manufacturing and single family unit construction; Broadcasting's level of political advertising; and the level of future cash flow, debt levels, capital expenditures and prepublication cost investment.

Actual results may differ materially from those in any forward-looking statements because any such statements involve risks and uncertainties and are subject to change based upon various important factors, including, but not limited to, worldwide economic, financial and political conditions, currency and foreign exchange volatility, the health of capital and equity markets, including future interest rate changes, the level of funding in the education market (both domestically and internationally), the pace of recovery of the economy and in advertising, continued investment by the construction, computer and aviation industry, the successful marketing of new products, and the effect of competitive products and pricing.

## Consolidated Statement of Income

| Years ended December 31 (in thousands, except per-share data) | **2001** | 2000 | 1999 |
|---|---|---|---|
| **Operating Revenue** (Note 1, 4 and 13) | $4,645,535 | $4,280,968 | $3,991,685 |
| **Expenses** | | | |
| Operating (Note 5) | 2,078,416 | 1,762,721 | 1,738,125 |
| Selling and general | 1,522,631 | 1,390,262 | 1,269,479 |
| Depreciation and amortization (Note 1) | 420,598 | 362,325 | 308,355 |
| **Total Expenses** | 4,021,645 | 3,515,308 | 3,315,959 |
| Other income – net (Note 2) | 46,238 | 54,523 | 63,949 |
| **Income from Operations** | 670,128 | 820,183 | 739,675 |
| Interest expense – net | 55,070 | 52,841 | 42,013 |
| **Income before Taxes on Income** | 615,058 | 767,342 | 697,662 |
| Provision for taxes on income (Note 6) | 238,027 | 295,426 | 272,088 |
| **Income before Cumulative Adjustment** | 377,031 | 471,916 | 425,574 |
| **Cumulative Change in Accounting, Net of Tax** (Note 13) | – | (68,122) | – |
| **Net Income** | $ 377,031 | $ 403,794 | $ 425,574 |
| **Basic Earnings Per Common Share** (Note 12) | | | |
| **Income before Cumulative Adjustment** | $ 1.95 | $ 2.43 | $ 2.17 |
| **Net Income** | $ 1.95 | $ 2.08 | $ 2.17 |
| **Diluted Earnings Per Common Share** (Note 12) | | | |
| **Income before Cumulative Adjustment** | $ 1.92 | $ 2.41 | $ 2.14 |
| **Net Income** | $ 1.92 | $ 2.06 | $ 2.14 |

See accompanying notes.

| December 31 (in thousands, except share data) | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash and equivalents (Note 1) | $ 53,535 | $ 3,171 |
| Accounts receivable (net of allowances for doubtful accounts and sales returns: 2001 – $276,889; 2000 – $256,263) | 1,038,308 | 1,095,118 |
| Inventories: | | |
| Finished goods | 340,488 | 324,852 |
| Work-in-process | 30,595 | 24,231 |
| Paper and other materials | 31,564 | 39,864 |
| Total inventories (Note 1) | 402,647 | 388,947 |
| Deferred income taxes (Note 6) | 218,676 | 192,789 |
| Prepaid and other current assets (Note 1) | 99,781 | 121,665 |
| Total current assets | 1,812,947 | 1,801,690 |
| **Prepublication Costs** (net of accumulated amortization: 2001 – $910,720; 2000 – $757,034) (Note 1) | 557,295 | 518,031 |
| **Investments and Other Assets** | | |
| Investment in Rock-McGraw, Inc. – at equity (Note 1) | 105,538 | 95,862 |
| Prepaid pension expense (Note 10) | 211,582 | 159,598 |
| Other | 200,443 | 226,910 |
| Total investments and other assets | 517,563 | 482,370 |
| **Property and Equipment – At Cost** | | |
| Land | 13,235 | 13,685 |
| Buildings and leasehold improvements | 335,313 | 299,639 |
| Equipment and furniture | 730,182 | 733,045 |
| Total property and equipment | 1,078,730 | 1,046,369 |
| Less – accumulated depreciation | 623,790 | 614,464 |
| Net property and equipment | 454,940 | 431,905 |
| **Goodwill and Other Intangible Assets – At Cost** (net of accumulated amortization: 2001 – $662,838; 2000 – $586,127) (Notes 1 and 2) | 1,818,446 | 1,697,448 |
| **Total Assets** | $5,161,191 | $4,931,444 |

See accompanying notes.

| | 2001 | 2000 |
|---|---|---|
| **Liabilities and Shareholders' Equity** | | |
| **Current Liabilities** | | |
| Notes payable (Note 3) | $ 222,953 | $ 227,848 |
| Accounts payable | 339,541 | 313,286 |
| Accrued royalties | 112,423 | 115,022 |
| Accrued compensation and contributions to retirement plans | 273,289 | 243,252 |
| Income taxes currently payable | 77,628 | 55,388 |
| Unearned revenue (Note 13) | 508,055 | 475,559 |
| Other current liabilities (Note 1) | 342,504 | 350,430 |
| Total current liabilities | 1,876,393 | 1,780,785 |
| **Other Liabilities** | | |
| Long-term debt (Note 3) | 833,571 | 817,529 |
| Deferred income taxes (Note 6) | 190,334 | 163,231 |
| Accrued postretirement healthcare and other benefits (Note 11) | 175,844 | 178,525 |
| Other non-current liabilities | 231,164 | 230,330 |
| Total other liabilities | 1,430,913 | 1,389,615 |
| Total liabilities | 3,307,306 | 3,170,400 |
| **Commitments and Contingencies** (Note 7) | | |
| **Shareholders' Equity** (Notes 8 and 9) | | |
| $1.20 preference stock, $10 par value: authorized – 891,256 shares; outstanding – 1,328 shares in 2001 and 2000 | 13 | 13 |
| Common stock, $1 par value: authorized – 300,000,000 shares; issued – 205,838,910 shares in 2001 and 2000 | 205,839 | 205,839 |
| Additional paid-in capital | 64,638 | 44,176 |
| Retained income | 2,292,342 | 2,105,145 |
| Accumulated other comprehensive income | (126,860) | (110,358) |
| Less – common stock in treasury – at cost (12,620,573 shares in 2001 and 11,553,707 shares in 2000) | 566,775 | 470,903 |
| Unearned compensation on restricted stock | 15,312 | 12,868 |
| Total shareholders' equity | 1,853,885 | 1,761,044 |
| **Total Liabilities and Shareholders' Equity** | $5,161,191 | $4,931,444 |

# Consolidated Statement of Cash Flows

| Years ended December 31 (in thousands) | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Cash Flow from Operating Activities** | | | |
| Net income | $ 377,031 | $ 403,794 | $ 425,574 |
| Cumulative change in accounting principle | – | 68,122 | – |
| Restructuring and asset write-downs | 158,962 | – | – |
| Adjustments to reconcile net income to cash provided by operating activities: | | | |
| Depreciation | 88,802 | 86,993 | 82,110 |
| Amortization of goodwill and intangibles | 91,555 | 66,715 | 55,586 |
| Amortization of prepublication costs | 240,241 | 208,617 | 170,653 |
| Provision for losses on accounts receivable | 55,254 | 47,589 | 68,657 |
| Gain on sale of real estate | (6,925) | – | – |
| Gain on sale of Petrochemical publications | – | – | (39,668) |
| Gain on sale of Tower Group International | – | (16,587) | – |
| Other | (8,347) | (9,173) | 1,372 |
| Change in assets and liabilities net of effect of acquisitions and dispositions: | | | |
| Decrease/(increase) in accounts receivable and inventory | 23,308 | (117,031) | (166,872) |
| Decrease/(increase) in prepaid and other current assets | 27,023 | (19,707) | (948) |
| Increase/(decrease) in accounts payable and accrued expenses | 42,202 | (19,717) | 54,906 |
| (Decrease)/increase in unearned revenue and other current liabilities | (42,696) | 31,346 | 22,197 |
| Increase/(decrease) in interest and income taxes currently payable | 42,618 | (29,848) | 67,254 |
| Net change in deferred income taxes | 7,357 | 34,680 | (8,428) |
| Net change in other assets and liabilities | (25,644) | (30,233) | (24,340) |
| Cash provided by operating activities | 1,070,741 | 705,560 | 708,053 |
| **Investing Activities** | | | |
| Investment in prepublication costs | (294,538) | (250,005) | (246,341) |
| Purchase of property and equipment | (116,895) | (97,721) | (154,324) |
| Acquisition of businesses and equity interests | (333,234) | (703,719) | (67,085) |
| Proceeds from disposition of property, equipment and businesses | 17,876 | 142,418 | 67,244 |
| Cash used for investing activities | (726,791) | (909,027) | (400,506) |
| **Financing Activities** | | | |
| Dividends paid to shareholders | (189,834) | (182,462) | (169,049) |
| Additions to commercial paper and other short-term debt – net | 12,137 | 606,276 | 11,899 |
| Repayment of long-term debt | (741) | (95,043) | – |
| Repurchase of treasury shares | (176,468) | (167,611) | (173,784) |
| Exercise of stock options | 63,917 | 45,317 | 22,813 |
| Other | (376) | (3,239) | (1,709) |
| Cash (used for)/provided by financing activities | (291,365) | 203,238 | (309,830) |
| **Effect of Exchange Rate Changes on Cash** | (2,221) | (3,089) | (1,679) |
| Net change in cash and equivalents | 50,364 | (3,318) | (3,962) |
| Cash and equivalents at beginning of year | 3,171 | 6,489 | 10,451 |
| **Cash and Equivalents at End of Year** | $ 53,535 | $ 3,171 | $ 6,489 |

See accompanying notes.

## Consolidated Statement of Shareholders' Equity

| Years ended December 31, 2001, 2000 and 1999 (in thousands, except per-share data) | $1.20 preference $10 par | Common $1 par | Additional paid-in capital | Retained income | Accumulated other compre-hensive income | Less – common stock in treasury at cost | Less – unearned compensation on restricted stock | Total |
|---|---|---|---|---|---|---|---|---|
| **Balance at December 31, 1998** | $14 | $205,838 | $ – | $1,627,288 | $ (75,962) | $234,673 | $13,510 | $1,508,995 |
| Net income | – | – | – | 425,574 | – | – | – | 425,574 |
| Other comprehensive income, net of tax – foreign currency translation adjustments | – | – | – | – | (11,769) | – | – | (11,769) |
| **Comprehensive income** | | | | | | | | 413,805 |
| Dividends ($.86 per share) | – | – | – | (169,049) | – | – | – | (169,049) |
| Share repurchase | – | – | – | – | – | 173,784 | – | (173,784) |
| Employee stock plans | – | – | 24,121 | – | – | (44,646) | 511 | 68,256 |
| Other | – | – | 184 | – | – | (83) | – | 267 |
| **Balance at December 31, 1999** | 14 | 205,838 | 24,305 | 1,883,813 | (87,731) | 363,728 | 14,021 | 1,648,490 |
| Net income | – | – | – | 403,794 | – | – | – | 403,794 |
| Other comprehensive income, net of tax – foreign currency translation adjustments | – | – | – | – | (22,627) | – | – | (22,627) |
| **Comprehensive income** | | | | | | | | 381,167 |
| Dividends ($.94 per share) | – | – | – | (182,462) | – | – | – | (182,462) |
| Share repurchase | – | – | – | – | – | 167,611 | – | (167,611) |
| Employee stock plans | – | – | 19,828 | – | – | (60,348) | (1,153) | 81,329 |
| Other | (1) | 1 | 43 | – | – | (88) | – | 131 |
| **Balance at December 31, 2000** | 13 | 205,839 | 44,176 | 2,105,145 | (110,358) | 470,903 | 12,868 | 1,761,044 |
| Net income | – | – | – | 377,031 | – | – | – | 377,031 |
| Other comprehensive income, net of tax – foreign currency translation adjustments | – | – | – | – | (16,502) | – | – | (16,502) |
| **Comprehensive income** | | | | | | | | 360,529 |
| Dividends ($.98 per share) | – | – | – | (189,834) | – | – | – | (189,834) |
| Share repurchase | – | – | – | – | – | 176,468 | – | (176,468) |
| Employee stock plans | – | – | 20,407 | – | – | (80,070) | 2,444 | 98,033 |
| Other | – | – | 55 | – | – | (526) | – | 581 |
| **Balance at December 31, 2001** | $13 | $205,839 | $64,638 | $2,292,342 | $(126,860) | $566,775 | $15,312 | $1,853,885 |

See accompanying notes.

## 1. Accounting Policies

**Principles of consolidation.** The consolidated financial statements include the accounts of all subsidiaries and the Company's share of earnings or losses of joint ventures and affiliated companies under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated.

**Use of estimates.** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Cash equivalents.** Cash equivalents consist of highly liquid investments with maturities of three months or less at the time of purchase.

**Inventories.** Inventories are stated at the lower of cost (principally first-in, first-out) or market.

**Prepublication costs.** Prepublication costs, principally outside preparation costs, are amortized from the year of publication over their estimated useful lives, primarily three to five years, using either an accelerated or the straight-line method. It is the Company's policy to evaluate the remaining lives and recoverability of such costs, which is often dependent upon program acceptance by state adoption authorities.

**Investment in Rock-McGraw, Inc.** Rock-McGraw owns the Company's headquarters building in New York City. Rock-McGraw is owned 45% by the Company and 55% by Rockefeller Group, Inc. The Company accounts for this investment under the equity method of accounting.

**Goodwill and other intangible assets.** Goodwill and other intangible assets that arose from acquisitions either consummated or initiated prior to November 1, 1970 are not amortized unless there has been a reduction in the value of the related assets. The Company currently reviews the recoverability of these assets using the methodology prescribed in Statement of Financial Accounting Standards No. 121 (SFAS No. 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Goodwill and other intangible assets arising subsequent to November 1, 1970 of $2.4 billion at December 31, 2001 and $2.2 billion at December 31, 2000 are being amortized over periods of up to 40 years. The Company also reviews long-lived assets and the related intangible assets for impairment whenever events or changes in circumstances indicate the carrying amounts of such assets may not be recoverable. Upon such an occurrence, recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate, to the carrying amount, including associated intangible assets, of such operation. If the operation is determined to be unable to recover the carrying amount of its assets, then goodwill is written down first, followed by the other long-lived assets and identified intangibles of the operation, to fair value. Fair value is determined based on discounted cash flows, appraised values or management's estimates, depending upon the nature of the assets. Beginning in January 2002, the Company will not amortize goodwill on its books in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. See Recent Accounting Pronouncements for further details.

**Receivable from/payable to broker-dealers and dealer banks.** A subsidiary of J.J. Kenny Co. acts as an undisclosed agent in the purchase and sale of municipal securities for broker-dealers and dealer banks, and the Company had matched purchase and sale commitments of $159.9 million and $98.2 million at December 31, 2001 and 2000, respectively. Only those transactions not closed at the settlement date are reflected in the balance sheet as a component of other current assets and liabilities.

**Foreign currency translation.** Assets and liabilities are translated using current exchange rates, except certain accounts of units whose functional currency is the U.S. dollar, and translation adjustments are accumulated in a separate component of shareholders' equity. Revenue and expenses are translated at average monthly exchange rates. Inventory, prepublication costs and property and equipment accounts of units whose functional currency is the U.S. dollar are translated using historical exchange rates, and translation adjustments are charged and credited to income.

**Revenue.** Revenue is generally recognized when goods are shipped to customers or services are rendered. Units whose revenue is principally from subscription income and service contracts record revenue as earned. Subscription income is recognized over the related subscription period. The accounts receivable reserve methodology is based on historical analysis and a review of outstanding balances. For further details on the Company's revenue recognition policy, see Note 13.

**Depreciation.** The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives:

Buildings and leasehold improvements – 15 to 40 years
Equipment and furniture – three to 10 years

**Advertising expense.** The cost of advertising is expensed as incurred. The Company incurred $107 million, $104 million and $101 million in advertising costs in 2001, 2000 and 1999, respectively.

**Sales returns.** A significant estimate in the McGraw-Hill Education segment, and particularly within the Higher Education, Professional and International Group, is the allowance for sales returns, which is based on the historical rate of return and current market conditions.

**Stock-based compensation.** As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company measures compensation expense for its stock-based employee compensation plans using the intrinsic method prescribed by Accounting Principles Board Opinion No. 25 (APBO No. 25),

Accounting for Stock Issued to Employees, and has provided in Note 9 pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method prescribed by SFAS No. 123 had been applied in measuring compensation expense.

**Recent Accounting Pronouncements.** In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 prohibits the use of the pooling-of-interest method of business combinations initiated after June 30, 2001. SFAS No. 142 institutes new requirements for testing goodwill and indefinitely lived intangible assets for impairment instead of amortizing them. The effective date of this pronouncement is January 1, 2002. The amount of goodwill amortization recognized was $56.6 million, $47.9 million and $42.1 million for 2001, 2000 and 1999, respectively.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of the liability for an asset retirement obligation be recognized in the period which it is incurred if a reasonable estimate of fair value can be made.The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets. This statement is effective January 1, 2003. The Company is currently evaluating this pronouncement and does not believe it will have a material impact on its financial statements.

**Reclassification.** Certain prior-year amounts have been reclassified for comparability purposes.

## 2. Acquisitions and Dispositions

**Acquisitions.** In 2001, the Company acquired eight companies, principally Financial Times Energy, Frank Schaffer Publications, Corporate Value Consulting (CVC) and Mayfield Publishing Company, for $333.2 million, net of cash acquired. In 2000, the Company acquired three companies, principally Tribune Education and CBRS, for $703.7 million, net of cash acquired. In 1999, the Company acquired six companies, principally Appleton & Lange, Rational Investors and Emerging Markets Database, for $67.1 million, net of cash acquired. All of these acquisitions were accounted for under the purchase method. Goodwill and intangible assets recorded for all current transactions are amortized using the straight-line method for periods not exceeding 25 years. In accordance with SFAS 142, no goodwill amortization was recorded for acquisitions after June 30, 2001, which includes Financial Times Energy and CVC.

**Noncash Investing Activities.** Liabilities assumed in conjunction with the acquisition of businesses:

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Fair value of assets acquired | $369.9 | $840.5 | $70.7 |
| Cash paid (net of cash acquired) | 333.2 | 703.7 | 67.1 |
| Liabilities assumed | $ 36.7 | $136.8 | $ 3.6 |

**Dispositions.** In 2001, the Company sold DRI and recognized a pre-tax gain of $8.8 million ($26.3 million after-tax, or 13 cents per diluted share). In 2000, the Company sold Tower Group International for $138.2 million. As a result of this transaction a pre-tax gain of $16.6 million ($10.2 million after-tax, or 5 cents per diluted share) was recognized. In 1999, the Company sold its Petrochemical publications for $62.8 million. As a result of this transaction a pre-tax gain of $39.7 million ($24.2 million after-tax, or 12 cents per diluted share) was recognized.

## 3. Debt

At December 31, 2001, the Company had total borrowings of $1.057 billion, primarily representing domestic commercial paper borrowings of $1.0 billion maturing at various dates during 2002, Extendible Commercial Notes (ECNs) of $40 million, acquisition related debt of $15 million and other long-term debt of $1.5 million at an average interest rate of 4.4%. ECNs replicate commercial paper, except that the Company has an option to extend the note beyond its initial redemption date to a maximum final maturity of 390 days. However, if exercised, such an extension is at a higher reset rate, which is at a predetermined spread over LIBOR, and is related to the Company's commercial paper rating at the time of extension. As a result of the extension option, no backup facilities for these borrowings are required. Like commercial paper, ECNs have no financial covenants. The commercial paper borrowings in 2001 are supported by the revolving credit agreement described below, and approximately $800 million and $816 million have been classified as long-term in 2001 and 2000, respectively.

On August 15, 2000, the Company retired its previous revolving credit facility and replaced it with two new revolving credit facilities. The two revolving credit facility agreements, each with the same 11 domestic and international banks, consists of a $625 million, five-year revolving credit facility (Five-year Facility) and a $625 million, 364-day revolving credit facility. The Five-year Facility provides that the Company may borrow at any time until August 15, 2005, when the commitment would terminate and any outstanding loans mature. The 364-day Facility agreement provided that the Company would borrow until August 14, 2001, on which date the facility commitment terminates and the maturity of such borrowings would not be later than August 14, 2002. The Company pays a facility fee of seven basis points on the Five-year Facility (whether or not amounts have been borrowed), and borrowings may be made at thirteen basis points above LIBOR at the Company's current credit rating. The fees and spreads on the Five-year Facility fluctuate based upon a schedule related to the Company's long-term credit rating by Moody's and Fitch.

On August 14, 2001 the Company obtained a new 364-day credit facility for $650 million (New 364-day Facility) as the Company's existing 364-day facility expired. On October 10, 2001 an additional $25 million was added to the New 364-day Facility. The New 364-day Facility agreement provides that the Company may borrow until August 13, 2002, on which date the facility commitment terminates and the maturity of such borrowings may not be later than August 13, 2003. The Company pays a facility fee of five basis points on the New 364-day Facility (whether or not amounts have been borrowed) and borrowings may be made at fifteen basis points above LIBOR. The New 364-day Facility contains certain covenants, and the only financial covenant requires that the Company not exceed an indebtedness to cash flow ratio, as defined, of 4 to 1 at any time. This restriction, which was also in place under the existing 364-day facility, has never been exceeded. At December 31, 2001 and 2000, there were no borrowings under either facility. The commercial paper borrowings outstanding are supported by the aforementioned revolving credit facilities, and 80% of these borrowings have been classified as long-term.

A summary of long-term debt at December 31 follows:

| (in millions) | 2001 | 2000 |
|---|---|---|
| Commercial paper supported by bank revolving credit agreement | $800.1 | $815.6 |
| Extendible commercial notes | 32.0 | – |
| Other (primarily acquisition related notes) | 1.5 | 1.9 |
| Total long-term debt | $833.6 | $817.5 |

The Company paid interest on its debt totaling $61.5 million in 2001, $56.3 million in 2000 and $42.8 million in 1999.

The carrying amount of the Company's commercial paper borrowings approximates fair value.

## 4. Segment Reporting and Geographic Information

The Company has three reportable segments: McGraw-Hill Education, Financial Services and Information and Media Services. The McGraw-Hill Education segment provides education, training and lifetime learning textbooks and instructional materials for students and professionals. The Financial Services segment consists of Standard & Poor's operations, which provide financial information, valuations, ratings and analyses, enabling access to capital markets. The Information and Media Services segment includes business and professional media offering information, insight and analysis.

Information as to the operations of the three segments of the Company is set forth below based on the nature of the products and services offered. The Executive Committee, comprising the Company's principal corporate executives, is the Company's chief operating decision maker and evaluates performance based primarily on operating profit. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies – refer to Note 1 for the Company's significant accounting policies.

The operating profit adjustments listed below relate to the operating results of the corporate entity, which is not considered an operating segment, and includes all corporate expenses of $93.1 million, $91.4 million and $83.3 million, respectively, for 2001, 2000 and 1999, and net interest expense of $55.0 million, $52.8 million, and $42.0 million, respectively, of the Company. Corporate assets consist principally of cash and equivalents, investment in Rock-McGraw, Inc., prepaid pension expense, deferred income taxes and leasehold improvements related to subleased areas.

Foreign operating profit from our continuing businesses was $119.1 million, $143.5 million, and $138.8 million in 2001, 2000 and 1999, respectively. Foreign revenue, operating profit and long-lived assets include operations in 33 countries. The Company does not have operations in any foreign country that represents more than 5% of its consolidated revenue. Transfers between geographic areas are recorded at agreed upon prices and intercompany revenue and profit are eliminated.

| (in millions) | McGraw-Hill Education | Financial Services | Information and Media Services | Segment Totals | Adjustments | Consolidated Total |
|---|---|---|---|---|---|---|
| **2001** | | | | | | |
| Operating revenue | $2,322.2 | $1,477.2 | $ 846.1 | $4,645.5 | $ – | $4,645.5 |
| Operating profit | 263.4 | 434.8 | 65.0 | 763.2 | (148.1) | 615.1* |
| Depreciation and amortization† | 336.5 | 54.4 | 26.3 | 417.2 | 3.4 | 420.6 |
| Assets | 3,069.6 | 847.7 | 481.2 | 4,398.5 | 762.7 | 5,161.2 |
| Capital expenditures‡ | 354.4 | 29.1 | 27.9 | 411.4 | – | 411.4 |
| **2000** | | | | | | |
| Operating revenue | $1,993.2 | $1,280.2 | $1,007.6 | $4,281.0 | $ – | $4,281.0 |
| Operating profit | 307.7 | 390.9 | 212.9 | 911.5 | (144.2) | 767.3* |
| Depreciation and amortization† | 281.0 | 51.3 | 27.5 | 359.8 | 2.5 | 362.3 |
| Assets | 3,004.1 | 827.9 | 452.4 | 4,284.4 | 647.0 | 4,931.4 |
| Capital expenditures‡ | 286.7 | 32.4 | 28.6 | 347.7 | – | 347.7 |
| **1999** | | | | | | |
| Operating revenue | $1,734.9 | $1,226.8 | $1,030.0 | $3,991.7 | $ – | $3,991.7 |
| Operating profit | 273.7 | 363.7 | 185.6 | 823.0 | (125.3) | 697.7* |
| Depreciation and amortization† | 232.8 | 40.8 | 32.6 | 306.2 | 2.2 | 308.4 |
| Assets | 2,172.0 | 827.1 | 592.1 | 3,591.2 | 526.9 | 4,118.1 |
| Capital expenditures‡ | 298.2 | 57.8 | 44.7 | 400.7 | – | 400.7 |

*Income before taxes on income.
†Includes amortization of goodwill and intangible assets and prepublication costs.
‡Includes purchase of property and equipment and investments in prepublication costs.

The following is a schedule of revenue and long-lived assets by geographic location:

| (in millions) | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | **Revenue** | **Long-lived assets** | Revenue | Long-lived assets | Revenue | Long-lived assets |
| United States | $3,819.8 | $2,830.5 | $3,492.9 | $2,685.7 | $3,243.5 | $2,171.2 |
| European region | 455.2 | 114.0 | 406.9 | 69.9 | 372.7 | 67.8 |
| Rest of world | 370.5 | 56.3 | 381.2 | 57.7 | 375.5 | 67.7 |
| Total | $4,645.5 | $3,000.8 | $4,281.0 | $2,813.3 | $3,991.7 | $2,306.7 |

5. Restructuring

In the fourth quarter of 2001, the Company announced a worldwide restructuring program that includes the exiting of certain businesses, product lines and markets in each of its operating segments. As part of the restructuring program, the Company intends to focus its resources on those businesses and products with higher profit margins and to improve the effectiveness of the organization. As a result, the Company recorded a restructuring and asset impairment charge of $159.0 million pre-tax. This charge is comprised of $62.1 million for McGraw-Hill Education, $43.1 million for Financial Services, $34.9 million for Information and Media Services and $18.9 million for Corporate. The after-tax charge recorded is $112.0 million, or 57 cents per diluted share. All of the restructuring expenses are classified as operating expenses on the Income Statement.

The restructuring consists of the following:

| (in millions) | |
|---|---|
| Employee severance and benefit costs | $ 30.2 |
| Asset impairment losses | 128.8 |
| | $159.0 |

Employee severance and benefit costs of $30.2 million includes a planned workforce reduction of approximately 925 people related to the exiting of certain business activities, product lines and publishing programs to be discontinued or curtailed, and other efforts to improve the effectiveness of the organization. Through December 31, 2001, 234 employees have been terminated and $3.1 million of employee severance and benefit costs were paid.

Asset impairment losses of $128.8 million include $92.8 million associated with the closing of the McGraw-Hill Education's business training coursework operation, the disposing of the non-strategic properties in the investment services area and costs associated with the disposal and write-down of goodwill and other long-lived assets. The remaining balance of $36.0 million primarily arises from impairment losses on Construction Information Group's e-commerce investments and the emerging technology investments in the venture fund as the Company has decided to scale back on these initiatives. These impairment losses reflect the permanent write-down of the investments to fair value that was determined based upon the earnings capability of the related investees.

The restructuring is expected to be completed by December 31, 2002. At December 31, 2001, the remaining reserve, which is included in other current liabilities, was approximately $36.5 million and comprised $27.1 million for employee severance and benefit costs and $9.4 million for other costs; primarily, contract termination costs.

6. Taxes on Income

Income before taxes on income resulted from domestic operations (including foreign branches) and foreign subsidiaries' operations as follows:

| (in millions) | **2001** | 2000 | 1999 |
|---|---|---|---|
| Domestic operations | $579.7 | $724.8 | $642.0 |
| Foreign operations | 35.4 | 42.5 | 55.7 |
| Total income before taxes | **$615.1** | $767.3 | $697.7 |

A reconciliation of the U.S. statutory tax rate to the Company's effective tax rate for financial reporting purposes follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| U.S. statutory rate | 35.0% | 35.0% | 35.0% |
| Goodwill amortization | 1.7 | 0.9 | 0.9 |
| Effect of state and local income taxes | 3.9 | 3.9 | 4.1 |
| Other – net | (1.9) | (1.3) | (1.0) |
| Effective tax rate | 38.7% | 38.5% | 39.0% |

The provision for taxes on income consists of the following:

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Federal: | | | |
| Current | $196.3 | $235.5 | $216.3 |
| Deferred | (8.1) | (3.9) | (6.5) |
| Total federal | 188.2 | 231.6 | 209.8 |
| Foreign: | | | |
| Current | 14.2 | 17.9 | 18.6 |
| Deferred | (1.1) | 0.1 | (0.6) |
| Total foreign | 13.1 | 18.0 | 18.0 |
| State and local: | | | |
| Current | 38.5 | 46.9 | 45.7 |
| Deferred | (1.7) | (1.1) | (1.4) |
| Total state and local | 36.8 | 45.8 | 44.3 |
| Total provision for taxes | $238.1 | $295.4 | $272.1 |

The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31 follow:

| (in millions) | 2001 | 2000 |
|---|---|---|
| Fixed assets and intangible assets | $(181.7) | $(177.7) |
| Prepaid pension and other expenses | (120.1) | (101.4) |
| Unearned revenue | (30.5) | (23.5) |
| Reserves and accruals | 266.8 | 219.5 |
| Postretirement and postemployment benefits | 88.3 | 90.2 |
| Other – net | 5.5 | 22.5 |
| Deferred tax asset – net | $ 28.3 | $ 29.6 |

The Company made net income tax payments totaling $202.4 million in 2001, $290.3 million in 2000, and $215.0 million in 1999.

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $64 million at December 31, 2001, excluding amounts that, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $15 million would have been required.

## 7. Rental Expense and Lease Obligations

Rental expense for property and equipment under all operating lease agreements was as follows:

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Gross rental expense | $154.4 | $134.4 | $130.2 |
| Less: sublease revenue | 29.9 | 28.5 | 30.4 |
| Net rental expense | $124.5 | $105.9 | $ 99.8 |

The Company is committed under lease arrangements covering property, computer systems and office equipment. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services.

The Company entered into a lease agreement in 1998 for its headquarters building, referred to in Note 1, covering approximately 0.4 million square feet starting in 2002.

Minimum rental commitments under existing noncancelable leases with a remaining term of more than one year, including the Company's headquarters building, are shown in the following table. The annual rental commitments for real estate is reduced by $13 million in 2002 and then by approximately $2 million a year thereafter through 2007.

| (in millions) | |
|---|---|
| 2002 | $ 133.9 |
| 2003 | 126.6 |
| 2004 | 108.2 |
| 2005 | 90.5 |
| 2006 | 84.8 |
| 2007 and beyond | 1,003.1 |
| Total | $1,547.1 |

## 8. Capital Stock

On January 27, 1999, the Board of Directors declared a two-for-one stock split of the Company's common stock, payable on March 8, 1999, to stockholders of record on February 24, 1999. The Board of Directors also approved a share repurchase program authorizing the repurchase of up to 15 million shares, approximately 7.5% of the Company's outstanding common stock. The Company implemented the program through open market purchases and private transactions. Through December 31, 2001, the Company had repurchased approximately 9.4 million shares of common stock from the 1999 program at a total cost of $523.4 million. The repurchased shares will be used for general corporate purposes, including the issuance of shares for stock compensation plans. In the event of a significant investment opportunity, the Company may slow the pace of repurchase activity.

The number of common shares reserved for issuance for employee stock plan awards was 20,835,331 at December 31, 2001 and 23,162,119 at December 31, 2000. Under the Director Deferred Stock Ownership Plan, 300,753 and 312,023 common shares were reserved for issuance at December 31, 2001 and 2000.

The $1.20 convertible preference stock may be converted into common stock at the option of the shareholder at the rate of one share of preference stock for 13.2 shares of common stock.

Two million shares of preferred stock, par value $1 per share, are authorized; none have been issued. 600,000 shares have been reserved for issuance under a Preferred Share Purchase Rights Plan adopted by the Company's Board of Directors on July 29, 1998. Under the 1998 Rights Plan, one Right for each share of common stock outstanding was issued to shareholders of record on August 14, 1998. These Rights will become exercisable only if a person or group acquires 20% or more of the Company's common stock or announces a tender offer that would result in the ownership of 20% or more of the common stock. Each Right will then entitle the holder to buy a 1/400th interest in a share of Series A preferred stock at an exercise price of $150. The Rights are redeemable by the Company's Board of Directors for one-quarter cent each prior to a 20% acquisition by a third party. The 1998 Plan also gives the Board of Directors the option to exchange one share of common stock of the Company for each Right (not owned by the acquirer) after an acquirer holds 20% but less than 50% of the outstanding shares of common stock. In the event, after a person or group acquires 20% or more of the Company's stock, that the Company is acquired in a merger or other business combination transaction of 50% or more of its consolidated assets or earning power are sold, each Right becomes exercisable for common stock equivalent to two times the exercise price of the Right.

In 2001, dividends were paid at the quarterly rate of $0.245 per common share and $0.30 per preference share. All dividends on preference stock are cumulative. Total dividends paid in 2001, 2000, and 1999 were $189.8 million, $182.5 million and $169.0 million, respectively.

## 9. Stock Plan Awards

The Company applies the provisions of APBO No. 25, Accounting for Stock Issued to Employees, in accounting for its stock-based awards. Accordingly, no compensation cost has been recognized for its stock option plans other than for its restricted stock performance awards.

The Company has two stock option plans: the 1993 and 1987 Employee Stock Incentive Plans.

The plans provide for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock (applicable to the 1987 Plan only) or other stock-based awards to purchase a total of 37.8 million shares of the Company's common stock – 9.2 million shares under the 1987 Plan and 28.6 million shares under the 1993 Plan, as amended.

Stock options, which may not be granted at a price less than the fair market value of the Company's common stock at date of grant, vest in two years in equal annual installments and have a maximum term of ten years.

Beginning in 1997, participants who exercise an option by tendering previously owned shares of common stock of the Company may elect to receive a one-time restoration option covering the number of shares tendered. Restoration options are granted at fair market value of the Company's common stock on the date of the grant, have a maximum term equal to the remainder of the original option term, and are subject to a six-month vesting period.

Under the fair value based method of accounting in SFAS No. 123, Accounting for Stock-Based Compensation, net income would have been reduced by $36.7 million or $0.19 per diluted share for 2001, $23.1 million, or $0.12 per diluted share for 2000, and $16.2 million, or $0.08 per diluted share for 1999 after accounting for stock-based compensation effective for awards made January 1, 1995 and thereafter.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2001, 2000, and 1999, respectively: risk-free average interest rate of 4.7%, 6.6%, and 5.1%; dividend yield of 1.7% for all three years; volatility of 28%, 28%, and 24%; and expected life of five years for all years.

A summary of the status of the Company's stock option plans as of December 31 and activity during the year follows:

| (in thousands of shares) | Shares | Weighted average exercise price |
|---|---|---|
| Outstanding at December 31, 1998 | 8,868 | $27.79 |
| Options granted | 4,100 | 53.71 |
| Options exercised | (2,260) | 23.05 |
| Options cancelled and expired | (358) | 46.58 |
| Outstanding at December 31, 1999 | 10,350 | $38.41 |
| Options granted | 4,154 | 49.96 |
| Options exercised | (1,847) | 31.20 |
| Options cancelled and expired | (451) | 50.32 |
| Outstanding at December 31, 2000 | 12,206 | $42.97 |
| Options granted | 4,806 | $60.16 |
| Options exercised | (2,093) | 36.65 |
| Options cancelled and expired | (341) | 51.35 |
| **Outstanding at December 31, 2001** | 14,578 | $49.34 |

At December 31, 2001, 2000 and 1999, options for 8,340,000, 6,841,000 and 5,328,000 shares of common stock were exercisable. The weighted average fair value of options granted during 2001, 2000 and 1999 was $16.76, $15.70 and $13.69, respectively.

A summary of information about stock options outstanding and options exercisable at December 31, 2001 follows:

| (in thousands of shares) | | Options Outstanding | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Shares | Weighted average remaining term | Weighted average exercise price | Shares | Weighted average exercise price |
| $15.23 to $16.98 | 576 | 2.31 years | $16.60 | 576 | $16.60 |
| $21.19 to $31.16 | 1,065 | 4.58 years | $22.95 | 1,065 | $22.95 |
| $33.55 to $49.66 | 3,770 | 7.34 years | $41.67 | 2,696 | $40.41 |
| $50.41 to $70.41 | 9,167 | 8.44 years | $57.62 | 4,003 | $55.15 |
| $15.23 to $70.41 | 14,578 | 7.63 years | $49.34 | 8,340 | $43.61 |

Under the Director Deferred Stock Ownership Plan, a total of 300,753 shares of common stock was reserved as of December 31, 2001, and may be credited to deferred stock accounts for eligible Directors. In general, the Plan requires that 50% of eligible Directors' annual compensation plus dividend equivalents be credited to deferred stock accounts. Each Director may also elect to defer all or a portion of the remaining compensation and have an equivalent number of shares credited to the deferred stock account. Recipients under this Plan are not required to provide consideration to the Company other than rendering service. Shares will be delivered as of the date a recipient ceases to be a member of the Board of Directors or within five years thereafter, if so elected. The Plan will remain in effect until terminated by the Board of Directors or until no shares of stock remain available under the Plan.

Restricted stock performance awards have been granted under the 1993 and 1987 Plans. These restricted stock awards will vest only if the Company achieves certain financial goals over various vesting periods. Other restricted stock awards have total vesting periods of up to three years with vesting beginning on the first anniversary of the awards. Recipients are not required to provide consideration to the Company other than rendering service and have the right to vote the shares and to receive dividends.

A total of 264,213 restricted shares were issued at an average market value of $59.28 in 2001, 270,176 shares at an average market value of $51.77 in 2000 and 280,405 shares at an average market value of $52.70 in 1999. The awards are recorded at the market value on the date of grant. Initially, the total market value of the shares is treated as unearned compensation and is charged to expense over the respective vesting periods.

Under APBO No. 25, for performance incentive shares, adjustments are also made to expense for changes in market value and achievement of financial goals. Restricted stock compensation charged to expense was $24.4 million for 2001, $31.5 million for 2000 and $33.0 million for 1999. Restricted shares outstanding at the end of the year were 670,959 in 2001, 690,307 in 2000, and 868,039 in 1999.

## 10. Retirement Plans

The Company and its subsidiaries have a number of defined benefit pension plans and defined contribution plans covering substantially all employees. The Company's primary pension plan is a noncontributory plan under which benefits are based on employee career employment compensation. The Company also has a voluntary deferred compensation plan under which the Company matches employee contributions up to certain levels of compensation and an Employee Retirement Account Plan under which the Company contributes a percentage of eligible employees' compensation to the employees' accounts.

For purposes of determining annual pension cost, prior service costs and the net asset at January 1, 1986 are being amortized straight-line over the average remaining service period of employees expected to receive benefits. The assumed return on plan assets of 9.5% is based on a calculated market-related value of assets, which recognizes changes in market value over five years.

A summary of pension income for the Company's domestic defined benefit plans follows:

| (in millions) | **2001** | 2000 | 1999 |
|---|---|---|---|
| Service cost | $ 19.9 | $18.2 | $ 20.2 |
| Interest cost | 42.5 | 41.2 | 38.2 |
| Expected return on assets | (95.4) | (84.1) | (69.4) |
| Curtailment credit | – | (2.0) | – |
| Settlement charge | – | 0.5 | – |
| Amortization of: | | | |
| Transitional net asset | – | – | (0.1) |
| Prior service cost | 1.1 | 1.1 | 1.1 |
| Actuarial (gain)/loss | (20.1) | (15.0) | (1.5) |
| Net pension income | $(52.0) | $(40.1) | $ (11.5) |
| Assumed rates – January 1: | | | |
| Discount rate | 7½% | 7½% | 6¾% |
| Compensation increase factor | 5½ | 5½ | 5½ |
| Return on assets | 9½ | 9½ | 9½ |

The Company also has unfunded supplemental benefit plans to provide senior management with supplemental retirement, disability and death benefits. Supplemental retirement benefits are based on final monthly earnings. Pension cost was approximately $6.7 million for 2001 and $6.0 million for 2000 and

1999. The accrued benefit obligation as of December 31, 2001 was $36.7 million.

Total retirement plans cost was $23.1 million for 2001, $26.3 million for 2000 and $48.6 million for 1999.

The funded status of the domestic defined benefit plans as of December 31 follows:

| (in millions) | 2001 | 2000 |
|---|---|---|
| Change in benefit obligation | | |
| Net benefit obligation at beginning of year | $ 585.8 | $ 540.8 |
| Service cost | 19.9 | 18.2 |
| Plan amendments | – | 0.9 |
| Interest cost | 42.5 | 41.2 |
| Actuarial loss/(gain) | 2.7 | 24.0 |
| Curtailments | – | (2.4) |
| Settlements | – | 0.5 |
| Gross benefits paid | (37.1) | (37.4) |
| Net benefit obligation at end of year | $ 613.8 | $ 585.8 |
| Change in plan assets | | |
| Fair value of plan assets at beginning of year | 1,095.5 | 1,190.4 |
| Actual return on plan assets | (104.9) | (57.5) |
| Gross benefits paid | (37.1) | (37.4) |
| Fair value of plan assets at end of year | $ 953.5 | $1,095.5 |
| Funded status at end of year | 339.8 | 509.7 |
| Unrecognized net actuarial (gain)/loss | (130.2) | (353.2) |
| Unrecognized prior service costs | 2.0 | 3.1 |
| Unrecognized net transition obligation/(asset) | – | – |
| Prepaid pension cost | $ 211.6 | $ 159.6 |
| Assumed rates – December 31: | | |
| Discount rate | 7¼% | 7½% |
| Compensation increase factor | 5½ | 5½ |

The Company has several foreign pension plans that do not determine the accumulated benefits or net assets available for benefits as disclosed above. The amounts involved are not material and are therefore not included.

## 11. Postretirement Healthcare and Other Benefits

The Company and some of its domestic subsidiaries provide certain medical, dental and life insurance benefits for retired employees and eligible dependents. The medical and dental plans are contributory while the life insurance plan is noncontributory. The Company currently does not fund any of these plans.

Postretirement benefits cost was $8.0 million in 2001, $3.4 million in 2000, and $5.5 million in 1999. A summary of the components of the cost in 2001, 2000 and 1999 follows:

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Service cost | $ 2.4 | $ 2.3 | $ 2.4 |
| Interest cost | 9.9 | 9.0 | 8.7 |
| Curtailment credit | – | (0.8) | – |
| Settlement gain | – | (1.4) | – |
| Amortization of: | | | |
| Prior service cost | (2.5) | (2.6) | (3.4) |
| Actuarial (gain)/loss | (1.8) | (3.1) | (2.2) |
| Postretirement benefits cost | $ 8.0 | $ 3.4 | $ 5.5 |

A summary of the components of the unfunded postretirement benefit obligation as of December 31 follows:

| (in millions) | 2001 | 2000 |
|---|---|---|
| Change in benefit obligation | | |
| Net benefit obligation at beginning of year | $ 135.2 | $ 128.2 |
| Service cost | 2.4 | 2.3 |
| Interest cost | 9.9 | 9.0 |
| Plan participants contributions | 1.8 | 1.5 |
| Settlements | – | (1.0) |
| Actuarial (gain)/loss | 5.1 | 9.1 |
| Gross benefits paid | (12.4) | (13.9) |
| Net benefit obligation at end of year | $ 142.0 | $ 135.2 |
| Change in plan assets | | |
| Fair value of plan assets at beginning of year | – | – |
| Employer contributions | 10.6 | 12.4 |
| Plan participants contributions | 1.8 | 1.5 |
| Gross benefits paid | (12.4) | (13.9) |
| Fair value of plan assets at end of year | – | – |
| Funded status at end of year | $(142.0) | $(135.2) |
| Unrecognized net actuarial (gain)/loss | (30.7) | (37.7) |
| Unrecognized prior service costs | (3.2) | (5.6) |
| Accrued benefit cost | $(175.9) | $(178.5) |

The assumed weighted average healthcare cost trend rate ranges from 6.0% in 2000 decreasing ratably to 5.5% in 2002 and remaining at that level thereafter. The weighted average discount rate used to measure expense was 7.5% in 2001 and 2000; the rate used to measure the accumulated postretirement benefit obligation was 7.25% in 2001 and 7.5% in 2000. Assumed healthcare cost trends have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in assumed healthcare cost trend creates the following effects:

| (in millions) | One-Percentage Point Increase | One-Percentage Point Decrease |
|---|---|---|
| Effect on total of service and interest cost | $ 1.0 | $ (1.0) |
| Effect on postretirement benefit obligation | $11.4 | $(10.5) |

12. Earnings Per Share

A reconciliation of the number of shares used for calculating basic earnings per common share and diluted earnings per common share follows:

| (in thousands) | **2001** | 2000 | 1999 |
|---|---|---|---|
| Net income | $377,031 | $403,794 | $425,574 |
| Average number of common shares outstanding | 193,888 | 194,099 | 196,311 |
| Effect of stock options and other dilutive securities | 1,985 | 1,973 | 2,246 |
| Average number of common shares outstanding including effect of dilutive securities | 195,873 | 196,072 | 198,557 |

Restricted performance shares outstanding at December 31, 2001 of 641,000 were not included in the computation of diluted earnings per common share because the necessary vesting conditions have not yet been met.

13. Accounting Change

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which summarized the Staff's views regarding the recognition and reporting of revenue and related expenses in certain transactions. SAB 101, which was further clarified in 2000, was required to be implemented by the fourth quarter retroactive to January 1, 2000.

In consideration of the views expressed in SAB 101 and related interpretations, the Company modified its revenue recognition policies related to various service contracts. Under SAB 101, the Company now recognizes revenue relating to agreements where it provides more than one service based upon the fair value to the customer of each service, rather than recognizing revenue based on the level of service effort to fulfill such contracts. If the fair value to the customer for each service is not objectively determinable, revenue will be recognized ratably over the service period.

The cumulative effect of the accounting change as of January 1, 2000 resulted in a charge to income of $68.1 million (net of income taxes of $46.7 million). The effect of the change on the year ended December 31, 2000 was to decrease net income before the cumulative effect of the accounting change by $(9.2) million, or $(0.04) per diluted share. On a pro forma basis, the impact for the year ended December 31, 1999 is $(12.2) million, ($0.06 per diluted share). For the quarters ended March 31, June 30, September 30 and December 31, 2000, the impact of the accounting change was to (decrease)/increase revenue by $(15.5) million, $(7.5) million, $2.1 million and $(5.5) million, respectively and to (decrease)/increase net income by $(12.5) million, $(3.6) million, $(2.5) million and $9.4 million, respectively.

For the quarters ended March 31, June 30, September 30, and December 31, 2000 the Company recognized $43.4 million, $31.8 million, $18.6 million and $5.9 million, in revenue, respectively, that was included in the cumulative effect adjustment as of January 1, 2000. The effect on the first, second, third and fourth quarters was to increase net income by $26.5 million, $19.4 million, $11.3 million and $3.6 million, respectively (after reduction for income taxes of $16.9 million, $12.4 million, $7.3 million and $2.3 million, respectively), during those periods. The total amount of this cumulative adjustment that was recognized for the year ended December 31, 2001 was $1.7 million.

## Report of Management

To the Shareholders of
The McGraw-Hill Companies, Inc.

The financial statements in this report were prepared by the management of The McGraw-Hill Companies, Inc., which is responsible for their integrity and objectivity.

These statements, prepared in conformity with generally accepted accounting principles and including amounts based on management's best estimates and judgments, present fairly The McGraw-Hill Companies' financial condition and the results of the Company's operations. Other financial information given in this report is consistent with these statements.

The McGraw-Hill Companies' management maintains a system of internal accounting controls designed to provide reasonable assurance that the financial records accurately reflect the Company's operations and that the Company's assets are protected against loss. Consistent with the concept of reasonable assurance, the Company recognizes that the relative costs of these controls should not exceed the expected benefits in maintaining these controls. It further assures the quality of the financial records in several ways: a program of internal audits, the careful selection and training of management personnel, maintaining an organizational structure that provides an appropriate division of financial responsibilities, and communicating financial and other relevant policies throughout the corporation. The financial statements in this report have been audited by Ernst & Young LLP, independent auditors, in accordance with auditing standards generally accepted in the United States. The independent auditors were retained to express an opinion on the financial statements, which appears in the next column.

The McGraw-Hill Companies' Board of Directors, through its Audit Committee, composed entirely of outside directors, is responsible for reviewing and monitoring the Company's financial reporting and accounting practices. The Audit Committee meets periodically with management, the Company's internal auditors and the independent auditors to ensure that each group is carrying out its respective responsibilities. In addition, the independent auditors have full and free access to the Audit Committee and meet with it with no representatives from management present.

Harold McGraw III
*Chairman of the Board, President and Chief Executive Officer*

Robert J. Bahash
*Executive Vice President and Chief Financial Officer*

## Report of Independent Auditors

The Board of Directors and Shareholders of
The McGraw-Hill Companies, Inc.

We have audited the accompanying consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The McGraw-Hill Companies, Inc. at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 13 to the consolidated financial statements, effective January 1, 2000, the Company changed its method of accounting for revenue recognition on certain service contracts.

Ernst & Young LLP

New York, New York
January 29, 2002

## Supplemental Financial Information

### Quarterly Financial Information (unaudited)

| (in thousands, except per-share data) | First quarter | Second quarter | Third quarter | Fourth quarter | Total year |
|---|---|---|---|---|---|
| **2001** | | | | | |
| Operating revenue | $846,397 | $1,149,470 | $1,535,100 | $1,114,568 | $4,645,535 |
| Income before taxes | 33,156 | 174,029 | 389,412 | 18,461 | 615,058 |
| Net income | 20,391 | 119,997 | 239,488 | (2,845) | 377,031 |
| Earnings per share: | | | | | |
| Basic | 0.11 | 0.62 | 1.24 | (0.01) | 1.95 |
| Diluted | 0.10 | 0.61 | 1.22 | (0.01) | 1.92 |
| **2000** | | | | | |
| Operating revenue (Note 13) | $784,214 | $1,015,924 | $1,394,470 | $1,086,360 | $4,280,968 |
| Income before taxes and cumulative adjustment | 70,561 | 173,710 | 350,588 | 172,483 | 767,342 |
| Income before cumulative adjustment (Note 13) | 43,395 | 106,832 | 215,611 | 106,078 | 471,916 |
| Net income | (24,727) | 106,832 | 215,611 | 106,078 | 403,794 |
| Earnings per share: | | | | | |
| Basic: | | | | | |
| Income before cumulative adjustment | 0.22 | 0.55 | 1.11 | 0.55 | 2.43 |
| Net income | (0.13) | 0.55 | 1.11 | 0.55 | 2.08 |
| Diluted: | | | | | |
| Income before cumulative adjustment | 0.22 | 0.55 | 1.10 | 0.54 | 2.41 |
| Net income | (0.13) | 0.55 | 1.10 | 0.54 | 2.06 |
| **1999** | | | | | |
| Operating revenue | $716,830 | $915,951 | $1,324,332 | $1,034,572 | $3,991,685 |
| Income before taxes | 40,437 | 140,803 | 318,218 | 198,204 | 697,662 |
| Net income | 24,667 | 85,889 | 194,113 | 120,905 | 425,574 |
| Earnings per share: | | | | | |
| Basic | 0.12 | 0.44 | 0.99 | 0.62 | 2.17 |
| Diluted | 0.12 | 0.43 | 0.98 | 0.61 | 2.14 |

Note: Earnings per share may not crossfoot due to rounding.

## Quarterly Financial Information (unaudited)

### High and Low Sales Prices of The McGraw-Hill Companies Common Stock on the New York Stock Exchange*

| | 2001 | 2000 | 1999** |
|---|---|---|---|
| First quarter | $64.74–54.09 | $61.69–43.50 | $59.13–48.88 |
| Second quarter | 70.87–57.84 | 59.88–41.88 | 60.75–50.44 |
| Third quarter | 67.95–50.55 | 67.69–54.25 | 54.13–47.13 |
| Fourth quarter | 61.80–48.70 | 66.00–52.00 | 63.13–49.00 |
| Year** | 70.87–48.70 | 67.69–41.88 | 63.13–47.13 |

*The New York Stock Exchange is the principal market on which the Corporation's shares are traded.
**All high and low prices reflect the two-for-one stock split approved by the Corporation's Board of Directors on January 27, 1999.

| (in thousands, except per-share and employee data) | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|
| **Operating Results by Segment and Income Statistics** | | | | |
| **Operating Revenue** | | | | |
| McGraw-Hill Education | $2,322,208 | $1,993,189 | $1,734,922 | $1,620,343 |
| Financial Services | 1,477,264 | 1,280,227 | 1,226,748 | 1,089,030 |
| Information and Media Services | 846,063 | 1,007,552 | 1,030,015 | 1,015,598 |
| **Total Operating Revenue** | 4,645,535 | 4,280,968 | 3,991,685 | 3,724,971 |
| **Operating Profit** | | | | |
| McGraw-Hill Education | 263,424 | 307,712 | 273,667 | 202,076 |
| Financial Services | 434,763 | 390,930 | 363,737 | 343,466 |
| Information and Media Services | 65,003 | 212,921 | 185,551 | 139,352 |
| **Operating Profit** | 763,190 | 911,563 | 822,955 | 684,894 |
| Share of profit of Macmillan/McGraw-Hill School Publishing Company[h] | – | – | – | – |
| Unusual charges[f,i] | – | – | – | – |
| Gain on exchange of Shepard's/McGraw-Hill[g] | – | – | – | – |
| General corporate (expense)/income | (93,062) | (91,380) | (83,280) | (80,685) |
| Interest (expense)/income – net | (55,070) | (52,841) | (42,013) | (47,961) |
| **Income Before Taxes on Income**[a, b, c, d, e and g] | 615,058 | 767,342 | 697,662 | 556,248 |
| Provision for taxes on income | 238,027 | 295,426 | 272,088 | 216,937 |
| **Income Before Extraordinary Item and Cumulative Adjustment** | 377,031 | 471,916 | 425,574 | 339,311 |
| Early extinguishment of debt, net of tax[j] | – | – | – | (8,716) |
| Cumulative effect on prior years of changes in accounting[j] | – | (68,122) | – | – |
| **Net Income** | $ 377,031 | $ 403,794 | $ 425,574 | $ 330,595 |
| **Basic Earnings Per Share** | | | | |
| Income before extraordinary item and cumulative adjustment | $ 1.95 | $ 2.43 | $ 2.17 | $ 1.72 |
| Extraordinary item and cumulative adjustment[j] | – | (0.35) | – | (0.04) |
| Net income | $ 1.95 | $ 2.08 | $ 2.17 | $ 1.68 |
| **Diluted Earnings Per Share** | | | | |
| Income before extraordinary item and cumulative adjustment | $ 1.92 | $ 2.41 | $ 2.14 | $ 1.70 |
| Extraordinary item and cumulative adjustment[j] | – | (0.35) | – | (0.04) |
| Net income | $ 1.92 | $ 2.06 | $ 2.14 | $ 1.66 |
| Dividends per share of common stock | $ 0.98 | $ 0.94 | $ 0.86 | $ 0.78 |
| **Operating Statistics** | | | | |
| Return on average shareholders' equity | 20.7% | 23.5% | 26.7% | 22.9% |
| Income before taxes as a percent of revenue | 13.2 | 17.9 | 17.5 | 14.9 |
| Income before extraordinary item and cumulative adjustment as a percent of revenue | 8.1 | 11.0 | 10.7 | 9.1 |
| **Balance Sheet Data** | | | | |
| Working capital | $ (63,446) | $ 20,905 | $ (14,731) | $ 94,497 |
| Total assets | 5,161,191 | 4,931,444 | 4,118,111 | 3,817,336 |
| Total debt | 1,056,524 | 1,045,377 | 536,449 | 527,597 |
| Shareholders' equity | 1,853,885 | 1,761,044 | 1,648,490 | 1,508,995 |
| **Number of Employees** | 17,135 | 16,761 | 16,376 | 15,897 |

(a) 2001 income before taxes reflects the following items: a $159.0 million pre-tax charge for restructuring and asset write-down; a $8.8 million pre-tax gain on the disposition of DRI; a $22.8 million pre-tax loss on the closing of *Blue List*, the contribution of Rational Investors and the write-down of selected assets; and a $6.9 million pre-tax gain on the sale of a building.
(b) 2000 income before taxes reflects a $16.6 million gain on the sale of Tower Group.
(c) 1999 income before taxes on income reflects a $39.7 million gain on the sale of the Petrochemical publications.
(d) 1998 income before taxes on income reflects a $26.7 million gain on sale of a building and a $16.0 million charge at Continuing Education Center for write-down of assets due to a continuing decline in enrollments.
(e) 1997 income before taxes on income reflects a $33.2 million provision for the consolidation of office space in New York City and a $20.4 million gain on the sale of Datapro Information Services.
(f) 1996 operating profit excludes a net gain on the exchange of Shepard's/McGraw-Hill for the Times Mirror Higher Education group comprising a $418.7 million gain on the exchange and a $25 million one-time charge for integration costs.

| 1997 | 1996 | 1995 | 1994 | 1993 | 1992 | 1991 |
|---|---|---|---|---|---|---|
| $1,573,797 | $1,277,895 | $1,235,578 | $1,162,157 | $ 667,444 | $ 567,363 | $ 532,438 |
| 921,135 | 802,280 | 736,788 | 699,436 | 651,601 | 573,864 | 515,218 |
| 1,035,834 | 990,924 | 962,379 | 896,960 | 876,098 | 905,184 | 895,327 |
| 3,530,766 | 3,071,099 | 2,934,745 | 2,758,553 | 2,195,143 | 2,046,411 | 1,942,983 |
| 187,722 | 151,921 | 162,604 | 125,765 | 49,374 | 62,746 | 48,928 |
| 249,220 | 243,889 | 215,320 | 202,757 | 186,148 | 155,186 | 131,683 |
| 158,879 | 131,397 | 130,145 | 120,482 | 116,751 | 122,326 | 131,586 |
| 595,821 | 527,207 | 508,069 | 449,004 | 352,273 | 340,258 | 312,197 |
| – | – | – | – | 28,376 | 11,280 | 27,483 |
| – | (25,000) | – | – | (229,800) | – | – |
| – | 418,731 | – | – | – | – | – |
| (75,342) | (62,073) | (63,570) | (54,134) | (48,538) | (50,774) | (34,415) |
| (52,542) | (47,656) | (58,766) | (51,746) | (36,342) | (37,557) | (46,987) |
| 467,937 | 811,209 | 385,733 | 343,124 | 65,969 | 263,207 | 258,278 |
| 179,238 | 317,665 | 158,922 | 141,367 | 54,582 | 112,390 | 110,285 |
| 288,699 | 493,544 | 226,811 | 201,757 | 11,387 | 150,817 | 147,993 |
| – | – | – | – | – | – | – |
| – | – | – | – | – | (124,587) | – |
| $ 288,699 | $ 493,544 | $ 226,811 | $ 201,757 | $ 11,387 | $ 26,230 | $ 147,993 |
| $ 1.46 | $ 2.48 | $ 1.14 | $ 1.02 | $ 0.06 | $ 0.77 | $ 0.76 |
| – | – | – | – | – | (0.64) | – |
| $ 1.46 | $ 2.48 | $ 1.14 | $ 1.02 | $ 0.06 | $ 0.13 | $ 0.76 |
| $ 1.45 | $ 2.47 | $ 1.14 | $ 1.02 | $ 0.06 | $ 0.77 | $ 0.76 |
| – | – | – | – | – | (0.64) | – |
| $ 1.45 | $ 2.47 | $ 1.14 | $ 1.02 | $ 0.06 | $ 0.13 | $ 0.76 |
| $ 0.72 | $ 0.66 | $ 0.60 | $ 0.58 | $ 0.57 | $ 0.56 | $ 0.55 |
| 20.8% | 41.4% | 23.3% | 23.4% | 1.3% | 3.0% | 15.2% |
| 13.3 | 26.4 | 13.1 | 12.4 | 3.0 | 12.9 | 13.3 |
| 8.2 | 16.1 | 7.7 | 7.3 | 0.5 | 7.4 | 7.6 |
| $ 217,912 | $ 92,629 | $ 157,244 | $ 94,486 | $ 28,463 | $ (53,966) | $ (2,489) |
| 3,740,569 | 3,668,381 | 3,081,846 | 2,984,745 | 3,066,750 | 2,496,413 | 2,504,412 |
| 684,425 | 581,368 | 628,664 | 762,805 | 928,710 | 482,991 | 568,159 |
| 1,394,384 | 1,322,827 | 998,964 | 877,266 | 788,584 | 874,390 | 966,943 |
| 15,690 | 16,220 | 15,452 | 15,339 | 15,661 | 13,393 | 13,539 |

(g) 1995 income before taxes on income reflects a $26.8 million provision for best practices initiatives and a $23.8 million gain on sale of the topical publishing division of Shepard's/McGraw-Hill.

(h) Reflects The McGraw-Hill Companies' share of profit of Macmillan/McGraw-Hill School Publishing Company through September 30, 1993. Macmillan/McGraw-Hill results are consolidated effective October 1, 1993 in the McGraw-Hill Education segment.

(i) 1993 amount reflects unusual charges in connection with the acquisition of the additional 50% interest in Macmillan/McGraw-Hill.

(j) The cumulative adjustment in 2000 reflects the adoption of SAB 101, Revenue Recognition in Financial Statements. The cumulative adjustment in 1992 reflects the adoption of the provisions of SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and SFAS No. 112, Employers' Accounting for Postemployment Benefits. The extraordinary item in 1998 relates to costs for the early extinguishment of $155 million of the Company's 9.43% Notes during the third quarter.

### Annual Meeting
The 2002 annual meeting will be held at 11 a.m. on Wednesday, April 24 at the Corporation's world headquarters:
1221 Avenue of the Americas
Auditorium, 2nd floor
New York, NY 10020-1095

The annual meeting will also be Webcast at www.mcgraw-hill.com.

### Stock Exchange Listing
Shares of the Corporation's common stock are traded primarily on the New York Stock Exchange. MHP is the ticker symbol for the Corporation's common stock.

### Investor Relations Web Site
Go to www.mcgraw-hill.com/investor_relations to find:
- Dividend and stock split history
- Stock quotes and charts
- Fundamental data
- Investor Fact Book
- Financial reports, including the annual report, proxy statement and SEC filings
- Financial news releases
- Management presentations
- Investor e-mail alerts

### Investor Kit
Available online or in print, the kit includes the current annual report, proxy statement, 10-Q, 10-K, current earnings release, and dividend reinvestment and direct stock purchase program.

Online, go to www.mcgraw-hill.com/investor_relations and click on the Digital Investor Kit.

Requests for printed copies can be e-mailed to investor_relations@mcgraw-hill.com or mailed to Investor Relations, The McGraw-Hill Companies, 1221 Avenue of the Americas, New York, NY 10020-1095

You may also call Investor Relations toll-free at 866.436.8502.

### Shareholder Services
InvestorService Direct[SM] allows registered shareholders to view and manage their account online. Go to https://vault.melloninvestor.com/isd.

For shareholder assistance, call Mellon Investor Services, the Corporation's transfer agent, toll-free at 888.201.5538, or write to Mellon Investor Services, PO Box 3316, South Hackensack, NJ 07606-1937

### News Media Inquiries
Go to www.mcgraw-hill.com/media to view the latest Company news and information or to submit an e-mail inquiry.

You may also call 212.512.4145, or write to Corporate Affairs, The McGraw-Hill Companies, 1221 Avenue of the Americas, New York, NY 10020-1095

### Direct Stock Purchase and Dividend Reinvestment Plan
This program offers a convenient, low-cost way to invest in the Corporation's common stock. Participants can purchase and sell shares directly through the program, make optional cash investments weekly, reinvest dividends, and send certificates to the transfer agent for safekeeping.

To order the prospectus and enrollment form, call the automated request line at 800.842.7629 or write to Mellon Investor Services, PO Box 3316, South Hackensack, NJ 07606-1937

For specific questions about the program, call Mellon Investor Services at 888.201.5538.

# Directors and Principal Executives

## Board of Directors

**Harold McGraw III (E)**
Chairman, President and
Chief Executive Officer
*The McGraw-Hill Companies*

**Pedro Aspe (A,E,F)**
Chairman and Chief Executive Officer
Protego Asesores Financieros

**Sir Winfried F. W. Bischoff (A,F)**
Chairman
Citigroup Europe

**Vartan Gregorian (C,E,N)**
President
Carnegie Corporation of New York

**Linda Koch Lorimer (C,N)**
Vice President and Secretary
Yale University

**Robert P. McGraw (F)**
President
Averdale International, LLC

**Lois Dickson Rice (A,C)**
Guest Scholar
The Brookings Institution

**James H. Ross (E,F,N)**
Chairman
National Grid Group plc

**Edward B. Rust, Jr. (A,C)**
Chairman and Chief Executive Officer
State Farm Insurance Companies

**Sidney Taurel (C,E,N)**
Chairman, President and
Chief Executive Officer
Eli Lilly and Company

**Harold W. McGraw, Jr.**
Chairman Emeritus
The McGraw-Hill Companies

(A) Audit Committee
(C) Compensation Committee
(E) Executive Committee
(F) Financial Policy Committee
(N) Nominating and Corporate Governance Committee

## Principal Corporate Executives

**Harold McGraw III**
Chairman, President and
Chief Executive Officer

**Robert J. Bahash**
Executive Vice President and
Chief Financial Officer

**Barbara B. Maddock**
Executive Vice President
Organizational Effectiveness

**Deven Sharma**
Executive Vice President
Global Strategy

**Kenneth M. Vittor**
Executive Vice President and
General Counsel

**Glenn S. Goldberg**
Senior Vice President
Corporate Affairs,
Assistant to the Chairman
and Chief Executive Officer

## Principal Operations Executives

**Robert E. Evanson**
President
McGraw-Hill Education

**Scott C. Marden**
President
McGraw-Hill Information
and Media Services

**Leo C. O'Neill**
President
McGraw-Hill Financial Services

Design by Addison www.addison.com Photography by Brad Trent page 4; Erika Larsen pages 11,12,13,17,18,19; and Richard Learoyd pages 6,10,14,16

Printed on recycled paper

The McGraw-Hill Companies

1221 Avenue of the Americas
New York, NY 10020-1095
212.512.2000